FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended March 31, 2016 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the footnotes to the interim financial information.

The Company’s Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

Except for the matter described in the paragraph “Basis for qualified conclusion”, we conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Basis for qualified conclusion

As described in note 1.2, in December 2015 it was initiated an investigation process in the indirect subsidiary Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), which resulted in adjustments related to certain accounting balances and charges to the statement of income recorded by the Company in December 2015. Such adjustments were recorded in the Company’s individual and consolidated financial statements for the year ended December 31, 2015, considering the facts and circumstances known at the time of preparation of such financial statements. The investigation and analyses continued to be made in Cnova Brazil, resulting in additional adjustments recorded in the statement of income for the three-month period ended March 31, 2016. Additionally, as described in such note, the investigations and analyses continue to be made and additional adjustments may be identified. However, through the date in which this quarterly financial information was prepared: (i) the investigation had not been completed and, accordingly, final adjustments are not completely measured; and (ii) Management has yet to analyze the entire set of information and the outcome of such investigation and reach the final conclusion on this matter. Consequently, we were unable to conclude on the final effects of these adjustments and on the sufficiency of the disclosures included in the notes to this interim financial information.

Conclusion on interim financial information

Based on our review, except for the possible effects related to the matter described in the paragraph “Basis for qualified conclusion”, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, except for the possible effects related to the matter described in the paragraph “Basis for qualified conclusion”, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 9, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2016 to 3/31/2016	8
1/1/2015 to 3/31/2015	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2016 to 3/31/2016	16
1/1/2015 to 3/31/2015	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	40
Other information deemed as relevant by the Company	97

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 3/31/2016
Share Capital
Common	99,680
Preferred	166,032
Total	265,712
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
1	Total Assets	20,655,000	21,429,000
1.01	Current Assets	5,187,000	6,176,000
1.01.01	Cash and Cash Equivalents	1,510,000	2,247,000
1.01.03	Accounts Receivable	321,000	520,000
1.01.03.01	Trade Receivables	200,000	387,000
1.01.03.02	Other Receivables	121,000	133,000
1.01.04	Inventories	2,710,000	2,828,000
1.01.06	Recoverable Taxes	357,000	357,000
1.01.07	Prepaid Expenses	146,000	74,000
1.01.08	Other Current Assets	143,000	150,000
1.02	Noncurrent Assets	15,468,000	15,253,000
1.02.01	Long-term Assets	2,261,000	2,205,000
1.02.01.03	Accounts Receivable	74,000	67,000
1.02.01.03.02	Other Receivables	74,000	67,000
1.02.01.06	Deferred Taxes	73,000	50,000
1.02.01.07	Prepaid Expenses	17,000	19,000
1.02.01.08	Receivables from Related Parties	1,155,000	1,076,000
1.02.01.09	Other Noncurrent Assets	942,000	993,000
1.02.01.09.04	Recoverable Taxes	475,000	534,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	467,000	459,000
1.02.02	Investments	5,279,000	5,203,000
1.02.02.01	Investments in Associates and Subsidiaries	5,255,000	5,179,000
1.02.02.01.02	Investments in Subsidiaries	5,255,000	5,179,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,533,000	6,525,000
1.02.04	Intangible Assets	1,395,000	1,320,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
2	Total Liabilities	20,655,000	21,429,000
2.01	Current Liabilities	6,458,000	6,375,000
2.01.01	Payroll and Related Taxes	386,000	390,000
2.01.02	Trade Payables	2,658,000	4,103,000
2.01.03	Taxes and Contributions Payable	132,000	135,000
2.01.04	Borrowings and Financing	2,415,000	828,000
2.01.05	Other Liabilities	862,000	915,000
2.01.05.01	Payables to Related Parties	283,000	268,000
2.01.05.02	Other	579,000	647,000
2.01.05.02.04	Utilities	3,000	3,000
2.01.05.02.05	Rent Payable	68,000	83,000
2.01.05.02.06	Advertisement Payable	62,000	45,000
2.01.05.02.07	Pass-through to Third Parties	8,000	43,000
2.01.05.02.08	Financing Related to Acquisition of Assets	37,000	100,000
2.01.05.02.09	Deferred Revenue	27,000	28,000
2.01.05.02.11	Other Payables	346,000	318,000
2.01.05.02.12	Loalty Programs	28,000	27,000
2.01.06	Provisions	5,000	4,000
2.02	Noncurrent Liabilities	3,770,000	4,590,000
2.02.01	Borrowings and Financing	2,401,000	3,277,000
2.02.02	Other Liabilities	824,000	791,000
2.02.02.02	Other	824,000	791,000
2.02.02.02.03	Taxes Payable in Installments	563,000	572,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.07	Other Accounts Payable	21,000	20,000
2.02.02.02.08	Provision for Negative Equity	236,000	195,000
2.02.04	Provisions	515,000	490,000
2.02.06	Deferred Revenue	30,000	32,000
2.03	Shareholders’ Equity	10,427,000	10,464,000
2.03.01	Share Capital	6,806,000	6,806,000
2.03.02	Capital Reserves	308,000	302,000
2.03.02.04	Options Granted	301,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,440,000	3,440,000
2.03.04.01	Legal Reserve	430,000	417,000
2.03.04.05	Earnings Retention Reserve	568,000	581,000
2.03.04.10	Expansion Reserve	2,624,000	2,624,000
2.03.04.12	Transactions with non-controlling interests	(32,000)	(32,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(59,000)	-
2.03.08	Other Comprehensive Income	(68,000)	(84,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
3.01	Net Sales of Goods and/or Services	5,752,000	5,514,000
3.02	Cost of Goods Sold and/or Services Sold	(4,289,000)	(4,072,000)
3.03	Gross Profit	1,463,000	1,442,000
3.04	Operating Income/Expenses	(1,383,000)	(1,066,000)
3.04.01	Selling Expenses	(1,094,000)	(943,000)
3.04.02	General and Administrative Expenses	(134,000)	(129,000)
3.04.05	Other Operating Expenses	(177,000)	(143,000)
3.04.05.01	Depreciation/Amortization	(125,000)	(117,000)
3.04.05.03	Other Operating Expenses	(52,000)	(26,000)
3.04.06	Share of Profit of Subsidiaries and Associates	22,000	149,000
3.05	Profit before Financial Income (Expenses) and Taxes	80,000	376,000
3.06	Financial Income (Expenses)	(168,000)	(168,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(88,000)	208,000
3.08	Income Tax and Social Contribution	29,000	(16,000)
3.08.01	Current	6,000	-
3.08.02	Deferred	23,000	(16,000)
3.09	Net Income (loss) from Continued Operations	(59,000)	192,000
3.11	Net Income (loss) for the Period	(59,000)	192,000
3.99	Earnings per Share - (Reais/Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	Common	(0.22227)	0.68141
3.99.01.02	Preferred	(0.22227)	0.74955
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	Common	(0.22227)	0.68099
3.99.02.02	Preferred	(0.22227)	0.74765

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
4.01	Net income (loss) for the Period	(59,000)	192,000
4.02	Other Comprehensive Income	16,000	(6,000)
4.02.01	Accumulative Translation Adjustment for the Period	16,000	(6,000)
4.03	Total Comprehensive Income for the Period	(43,000)	186,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
6.01	Net Cash Provided by Operating Activities	(1,075,000)	(502,000)
6.01.01	Cash Provided by the Operations	256,000	381,000
6.01.01.01	Net Income (loss) for the Period	(59,000)	192,000
6.01.01.02	Deferred Income and Social Contribution Taxes	(23,000)	16,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	20,000	3,000
6.01.01.04	Depreciation/Amortization	135,000	128,000
6.01.01.05	Interest and Inflation Adjustments	146,000	189,000
6.01.01.06	Adjustment to Present Value	2,000	(2,000)
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(22,000)	(149,000)
6.01.01.08	Provision for Risks (note 22)	18,000	(10,000)
6.01.01.10	Share-based Payment	6,000	4,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	2,000	-
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	26,000	(2,000)
6.01.01.14	Other Operating Expenses	8,000	24,000
6.01.01.15	Deferred Revenue (note 24)	(3,000)	(12,000)
6.01.02	Changes in Assets and Liabilities	(1,331,000)	(883,000)
6.01.02.01	Accounts Receivable	185,000	66,000
6.01.02.02	Recoverable Taxes	57,000	(74,000)
6.01.02.03	Inventories	92,000	(75,000)
6.01.02.04	Other Assets	(51,000)	(71,000)
6.01.02.06	Trade Payables	(1,445,000)	(758,000)
6.01.02.07	Payroll and Related Taxes	(4,000)	29,000
6.01.02.08	Related Parties	(83,000)	127,000
6.01.02.09	Restricted Deposits for Legal Proceeding	(1,000)	(9,000)
6.01.02.10	Taxes and Social Contributions Payable	(26,000)	(78,000)
6.01.02.11	Legal claims	(13,000)	(5,000)
6.01.02.12	Deferred Revenue	10,000	-
6.01.02.13	Other Payables	(52,000)	(35,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(175,000)	(230,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(153,000)	(211,000)
6.02.03	Increase in Intangible Assets (note 15)	(24,000)	(27,000)
6.02.04	Sales of Property and Equipment	2,000	8,000
6.03	Net Cash Provided by (Used in) Financing Activities	513,000	(206,000)
6.03.01	Capital Increase	-	1,000
6.03.02	Borrowings	900,000	215,000
6.03.03	Payments (note 17)	(386,000)	(418,000)
6.03.05	Payment of Dividends	(1,000)	-
6.03.08	Transactions with Non-controlling Interest	-	(4,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(737,000)	(938,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,247,000	2,923,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,510,000	1,985,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 3/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,440,000	-	(84,000)	10,464,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,440,000	-	(84,000)	10,464,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000
5.04.08	Options Granted recognized in subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	(59,000)	16,000	(43,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(59,000)	-	(59,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	16,000	16,000
5.07	Closing Balance	6,806,000	308,000	3,440,000	(59,000)	(68,000)	10,427,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 3/31/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000
5.04.08	Options Granted recognized in subsidiaries	-	1,000	-	-	-	1,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,793,000	286,000	3,500,000	192,000	(5,000)	10,766,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
7.01	Revenues	6,246,000	5,976,000
7.01.01	Sales of Goods, Products and Services	6,245,000	5,969,000
7.01.02	Other Revenues	3,000	7,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,000)	-
7.02	Products Acquired from Third Parties	(4,884,000)	(4,681,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,246,000)	(4,160,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(638,000)	(521,000)
7.03	Gross Value Added	1,362,000	1,295,000
7.04	Retention	(135,000)	(128,000)
7.04.01	Depreciation and Amortization	(135,000)	(128,000)
7.05	Net Value Added Produced	1,227,000	1,167,000
7.06	Value Added Received in Transfer	63,000	221,000
7.06.01	Share of Profit of Subsidiaries and Associates	22,000	149,000
7.06.02	Financial Revenue	41,000	72,000
7.07	Total Value Added to Distribute	1,290,000	1,388,000
7.08	Distribution of Value Added	1,290,000	1,388,000
7.08.01	Personnel	662,000	618,000
7.08.01.01	Direct Compensation	427,000	434,000
7.08.01.02	Benefits	139,000	133,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	39,000	36,000
7.08.01.04	Other	57,000	15,000
7.08.02	Taxes, Fees and Contributions	336,000	212,000
7.08.02.01	Federal	195,000	133,000
7.08.02.02	State	106,000	48,000
7.08.02.03	Municipal	35,000	31,000
7.08.03	Value Distributed to Providers of Capital	351,000	366,000
7.08.03.01	Interest	210,000	240,000
7.08.03.02	Rentals	141,000	126,000
7.08.04	Value Distributed to Shareholders	(59,000)	192,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(59,000)	192,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
1	Total Assets	43,764,000	47,502,000
1.01	Current Assets	21,113,000	24,998,000
1.01.01	Cash and Cash Equivalents	4,448,000	11,015,000
1.01.03	Accounts Receivable	5,650,000	3,576,000
1.01.03.01	Trade Receivables	5,329,000	3,218,000
1.01.03.02	Other Receivables	321,000	358,000
1.01.04	Inventories	9,185,000	8,989,000
1.01.06	Recoverable Taxes	1,251,000	1,102,000
1.01.07	Prepaid Expenses	432,000	157,000
1.01.08	Other Current Assets	147,000	159,000
1.02	Noncurrent Assets	22,651,000	22,504,000
1.02.01	Long-term Assets	5,139,000	5,090,000
1.02.01.03	Accounts Receivable	755,000	723,000
1.02.01.03.01	Trade Receivables	123,000	98,000
1.02.01.03.02	Other Receivables	632,000	625,000
1.02.01.06	Deferred Taxes	542,000	564,000
1.02.01.07	Prepaid Expenses	66,000	50,000
1.02.01.08	Receivables from Related Parties	312,000	309,000
1.02.01.09	Other Noncurrent Assets	3,464,000	3,444,000
1.02.01.09.04	Recoverable Taxes	2,397,000	2,445,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	1,067,000	999,000
1.02.02	Investments	439,000	407,000
1.02.02.01	Investments in Associates	414,000	382,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,440,000	10,398,000
1.02.04	Intangible Assets	6,633,000	6,609,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
2	Total Liabilities	43,764,000	47,502,000
2.01	Current Liabilities	22,689,000	25,230,000
2.01.01	Payroll and Related Taxes	1,001,000	1,023,000
2.01.02	Trade Payables	10,847,000	15,485,000
2.01.03	Taxes and Contributions Payable	932,000	830,000
2.01.04	Borrowings and Financing	6,005,000	3,814,000
2.01.05	Other Liabilities	3,894,000	4,072,000
2.01.05.01	Payables to Related Parties	1,446,000	563,000
2.01.05.02	Other	2,448,000	3,509,000
2.01.05.02.01	Dividends and Interest on Capital Payable	2,000	1,000
2.01.05.02.04	Utilities	13,000	16,000
2.01.05.02.05	Rent Payable	133,000	151,000
2.01.05.02.06	Advertisement Payable	83,000	121,000
2.01.05.02.07	Pass-through to Third Parties	364,000	398,000
2.01.05.02.08	Financing Related to Acquisition of Assets	70,000	113,000
2.01.05.02.09	Deferred revenue	426,000	420,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	80,000	76,000
2.01.05.02.12	Other Payables	897,000	1,128,000
2.01.05.02.13	Loalty Programs	30,000	30,000
2.01.05.02.14	Suppliers - structured program	350,000	1,055,000
2.01.06	Provisions	10,000	6,000
2.02	Noncurrent Liabilities	7,517,000	8,616,000
2.02.01	Borrowings and Financing	3,120,000	4,164,000
2.02.02	Other Liabilities	641,000	649,000
2.02.02.02	Other	641,000	649,000
2.02.02.02.03	Taxes Payable in Installments	563,000	572,000
2.02.02.02.04	Payables Related to Acquisition of Companies	27,000	28,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.06	Pension Plan	11,000	11,000
2.02.02.02.07	Other Payables	36,000	34,000
2.02.03	Deferred Taxes	1,148,000	1,184,000
2.02.04	Provisions	1,437,000	1,396,000
2.02.06	Deferred revenue	1,171,000	1,223,000
2.03	Consolidated Shareholders’ Equity	13,558,000	13,656,000
2.03.01	Share Capital	6,806,000	6,806,000
2.03.02	Capital Reserves	308,000	302,000
2.03.02.04	Options Granted	301,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,440,000	3,440,000
2.03.04.01	Legal Reserve	430,000	417,000
2.03.04.05	Earnings Retention Reserve	568,000	581,000
2.03.04.10	Expansion Reserve	2,624,000	2,624,000
2.03.04.12	Transactions with Non-Controlling interests	(32,000)	(32,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(59,000)	-
2.03.08	Other Comprehensive Income	(68,000)	(84,000)
2.03.09	Non-controlling Interests	3,131,000	3,192,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
3.01	Net Sales from Goods and/or Services	17,754,000	17,237,000
3.02	Cost of Goods Sold and/or Services Sold	(13,881,000)	(13,105,000)
3.03	Gross Profit	3,873,000	4,132,000
3.04	Operating Income/Expenses	(3,738,000)	(3,446,000)
3.04.01	Selling Expenses	(2,964,000)	(2,716,000)
3.04.02	General and Administrative Expenses	(488,000)	(459,000)
3.04.05	Other Operating Expenses	(318,000)	(299,000)
3.04.05.01	Depreciation/Amortization	(250,000)	(231,000)
3.04.05.03	Other Operating Expenses	(68,000)	(68,000)
3.04.06	Share of Profit of Subsidiaries and Associates	32,000	28,000
3.05	Profit before Financial Income (Expenses) and Taxes	135,000	686,000
3.06	Financial Income (Expenses), Net	(317,000)	(281,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(182,000)	405,000
3.08	Income tax and Social Contribution	3,000	(153,000)
3.08.01	Current	(24,000)	(96,000)
3.08.02	Deferred	27,000	(57,000)
3.09	Net Income (loss) from Continuing Operations	(179,000)	252,000
3.11	Consolidated Net Income for the Period	(179,000)	252,000
3.11.01	Attributable to Owners of the Company	(59,000)	192,000
3.11.02	Attributable to Non-controlling Interests	(120,000)	60,000
3.99	Earnings per Share - (Reais/Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	Common	(0.22227)	0.68141
3.99.01.02	Preferred	(0.22227)	0.74955
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	Common	(0.22227)	0.68099
3.99.02.02	Preferred	(0.22227)	0.74765

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
4.01	Net Income (loss) for the Period	(179,000)	252,000
4.02	Other Comprehensive Income	73,000	(16,000)
4.02.01	Cumulative Translation adjustment	73,000	(16,000)
4.03	Total Comprehensive Income for the Period	(106,000)	236,000
4.03.01	Attributable to Owners of the Company	(43,000)	186,000
4.03.02	Attributable to Non-Controlling Interests	(63,000)	50,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
6.01	Net Cash Provided by Operating Activities	(7,975,000)	(4,639,000)
6.01.01	Cash from Operations	405,000	1,018,000
6.01.01.01	Net Income (loss) for the Period	(179,000)	252,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	(27,000)	57,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	46,000	15,000
6.01.01.04	Depreciation/Amortization	280,000	264,000
6.01.01.05	Interest and Inflation Adjustments	272,000	328,000
6.01.01.06	Adjustment to Present Value	3,000	(1,000)
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(32,000)	(28,000)
6.01.01.08	Provision for Risks (note 23)	69,000	52,000
6.01.01.10	Share-based Payment	8,000	5,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	109,000	96,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	5,000	(7,000)
6.01.01.14	Deferred revenue (note 24)	(55,000)	(17,000)
6.01.01.15	Other Operating Expenses	-	2,000
6.01.01.18	Gain in disposal of subsidiaries	(94,000)	-
6.01.02	Changes in Assets and Liabilities	(8,380,000)	(5,657,000)
6.01.02.01	Accounts Receivable	(2,275,000)	(1,411,000)
6.01.02.02	Inventories	(259,000)	(460,000)
6.01.02.03	Recoverable Taxes	(75,000)	(263,000)
6.01.02.04	Other Assets	(196,000)	(206,000)
6.01.02.05	Related Parties	34,000	(179,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(55,000)	(15,000)
6.01.02.07	Trade Payables	(4,544,000)	(2,447,000)
6.01.02.08	Payroll and Related Taxes	(21,000)	59,000
6.01.02.09	Taxes and Social Contributions Payable	76,000	(245,000)
6.01.02.10	Legal Claims	(70,000)	(66,000)
6.01.02.11	Other Payables	(300,000)	(405,000)
6.01.02.12	Deferred revenue	10,000	(19,000)
6.01.02.17	Suppliers - structured program	(705,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(263,000)	(479,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(284,000)	(413,000)
6.02.03	Increase in Intangible Assets (note 16)	(83,000)	(103,000)
6.02.04	Sales of Property and Equipment	13,000	30,000
6.02.06	Net Cash From Sale of Subsidiary	91,000	7,000
6.03	Net Cash Provided by Financing Activities	1,667,000	110,000
6.03.01	Capital Increase/Decrease	-	1,000
6.03.02	Borrowings	2,409,000	1,571,000
6.03.03	Payments (note 17)	(1,592,000)	(2,209,000)
6.03.05	Transactions with non-controlling interests	-	(4,000)
6.03.08	Borrowings with Related Parties	851,000	751,000
6.03.09	Payments of Dividends	(1,000)	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	4,000	4,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	(6,567,000)	(5,004,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,015,000	11,149,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,448,000	6,145,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 3/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,440,000	-	(84,000)	10,464,000	3,192,000	13,656,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,440,000	-	(84,000)	10,464,000	3,192,000	13,656,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000	2,000	8,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000	-	4,000
5.04.08	Options Granted Recognized in Subsidiaries	-	2,000	-	-	-	2,000	2,000	4,000
5.05	Total Comprehensive Income	-	-	-	(59,000)	16,000	(43,000)	(63,000)	(106,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(59,000)	-	(59,000)	(120,000)	(179,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000	57,000	73,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	16,000	16,000	57,000	73,000
5.07	Closing Balance	6,806,000	308,000	3,440,000	(59,000)	(68,000)	10,427,000	3,131,000	13,558,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 3/31/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000	1,000	6,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000	-	3,000
5.04.08	Options Granted Recognized in Subsidiaries	-	1,000	-	-	-	1,000	1,000	2,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000	50,000	236,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000	60,000	252,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.06.05	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,793,000	286,000	3,500,000	192,000	(5,000)	10,766,000	3,951,000	14,717,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
7.01	Revenues	20,141,000	19,112,000
7.01.01	Sales of Goods, Products and Services	20,040,000	19,200,000
7.01.02	Other Revenues	210,000	8,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(109,000)	(96,000)
7.02	Products Acquired from Third Parties	(16,071,000)	(14,816,000)
7.02.01	Costs of Products, Goods and Services Sold	(14,010,000)	(13,091,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,061,000)	(1,725,000)
7.03	Gross Value Added	4,070,000	4,296,000
7.04	Retention	(280,000)	(264,000)
7.04.01	Depreciation and Amortization	(280,000)	(264,000)
7.05	Net Value Added Produced	3,790,000	4,032,000
7.06	Value Added Received in Transfer	229,000	244,000
7.06.01	Share of Profit of Subsidiaries and Associates	32,000	28,000
7.06.02	Financial Income	197,000	216,000
7.07	Total Value Added to Distribute	4,019,000	4,276,000
7.08	Distribution of Value Added	4,019,000	4,276,000
7.08.01	Personnel	1,718,000	1,764,000
7.08.01.01	Direct Compensation	1,237,000	1,299,000
7.08.01.02	Benefits	289,000	286,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	102,000	99,000
7.08.01.04	Other	90,000	80,000
7.08.01.04.01	Interest	90,000	80,000
7.08.02	Taxes, Fees and Contributions	1,553,000	1,364,000
7.08.02.01	Federal	1,077,000	901,000
7.08.02.02	State	409,000	401,000
7.08.02.03	Municipal	67,000	62,000
7.08.03	Value Distributed to Providers of Capital	927,000	896,000
7.08.03.01	Interest	513,000	497,000
7.08.03.02	Rentals	414,000	399,000
7.08.04	Value Distributed to Shareholders	(179,000)	252,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(59,000)	192,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(120,000)	60,000

São Paulo, Brazil, May 10, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2016 (1Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

First quarter 2016 Results

▪   GPA net sales reach R$17.8 billion in 1Q16, with a remarkable 10.9% growth in the food segment;

▪   Same-store sales in the food segment up 6.0%, the best performance in the last 12 months.;

▪   Selling, general and administrative expenses were below the inflation rate: Highlighting the optimization of expenses at Via Varejo, with nominal reduction from 1Q15, and Assaí, where the increase in expenses was lower than sales growth as a result of greater discipline in controlling costs.

▪   Greater selectivity in the expansion plan, with the focus on formats with higher returns: opening of 1 Minimercado Extra and 1 Assaí store, in addition to 15 stores currently under construction;

▪   Cash management strategy enabled 12.6% growth in financial results, below the interest rate;

▪   Multivarejo:

o    Improved sales trend across all banners;

o    Intensification of price competitiveness and adjustment of commercial dynamics to the current scenario, especially in the Extra banner, with the launch of the "1,2,3 Steps to Saving” campaign;

o    Adjusted EBITDA of R$308 million reflects the initial impacts of the new strategy at Extra. This dynamic of more competitive pricing should be compensated by increased customer traffic and volume in coming quarters;

o    Profitability level of Pão de Açúcar and Proximity similar to 1Q15

▪   Assaí:

o    Total net sales increased by 36.2%, the highest quarterly growth since 1Q14, combined with strong double-digit same-store performance, significantly above inflation;

o    EBITDA up 43.9%, significantly outpacing sales growth in the period;

o    Strong net income growth of 103% in the quarter;

o    Financial structure of low leverage finances organic expansion of the banner; between 12 and 15 stores expected to be opened in 2016    .

▪   Via Varejo:

o    Consistent market share gains and acceleration of the dynamics of recovery on same-store sales;

o    Gross margin of 30.6%, down 250 bps from 1Q15 but stable in relation to 4Q15, underlining the promotional strategy adopted in the period;

o    Adjustments to cost structure made in 2015 and 1Q16 led to nominal reduction in selling, general and administrative expenses. Via Varejo will continue the initiatives to adjust the cost structure;

o    Net income attributable to controlling shareholders, adjusted for other revenues and expenses, amounted to R$33 million in 1Q16.

▪   Cnova Brasil:

o    Marketplace already has more than 2,300 partner stores, with 15.6% share of GMV, up 850 bps from the previous year;

o    Significant stock-out level reduction, providing a better customer service

o    Acceleration of synergies in distribution centers with Via Varejo

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%	10,721	9,644	11.2%	5,411	6,085	-11.1%
Net Revenue	17,754	17,237	3.0%	9,888	8,916	10.9%	4,689	5,371	-12.7%
Gross Profit	3,873	4,132	-6.3%	2,184	2,100	4.0%	1,433	1,778	-19.4%
Gross Margin	21.8%	24.0%	-220 bps	22.1%	23.6%	-150 bps	30.6%	33.1%	-250 bps
Total Operating Expenses	(3,487)	(3,215)	8.5%	(1,843)	(1,604)	14.9%	(1,286)	(1,245)	3.3%
% of Net Revenue	19.6%	18.7%	90 bps	18.6%	18.0%	60 bps	27.4%	23.2%	420 bps
EBITDA (3)	417	949	-56.1%	354	511	-30.6%	157	546	-71.2%
EBITDA Margin	2.3%	5.5%	-320 bps	3.6%	5.7%	-210 bps	3.4%	10.2%	-680 bps
Adjusted EBITDA(4)	484	1,017	-52.4%	409	538	-24.1%	198	541	-63.4%
Adjusted EBITDA Margin	2.7%	5.9%	-320 bps	4.1%	6.0%	-190 bps	4.2%	10.1%	-590 bps
Net Financial Revenue (Expenses)	(317)	(281)	12.6%	(183)	(172)	6.8%	(37)	(88)	-57.9%
% of Net Revenue	1.8%	1.6%	20 bps	1.9%	1.9%	0 bps	0.8%	1.6%	-80 bps
Net Income (Loss) - Controlling Shareholders	(59)	192	n.a.	(8)	122	n.a.	21	116	-82.0%
Net Margin	-0.3%	1.1%	-140 bps	-0.1%	1.4%	-150 bps	0.4%	2.2%	-180 bps
Adjusted Net Income (Loss) - Controlling Shareholders (5)	(17)	226	n.a.	33	142	-77.0%	33	115	-71.6%
Adjusted Net Margin	-0.1%	1.3%	-140 bps	0.3%	1.6%	-130 bps	0.7%	2.1%	-140 bps

(1) Includes the results of Cnova (Cnova Brazil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Revenue		1Q16 x 1Q15
(R$ million)	1Q16	Δ
Consolidated (1)	17,754	3.0%
Food Businesses	9,888	10.9%
Multivarejo (2)	6,740	2.0%
Assaí	3,148	36.2%
Non-Food Businesses	7,881	-5.5%
Cnova	3,177	7.7%
Via Varejo (3)	4,704	-12.7%

Δ Net 'Same-Store' Sales
1Q16
Consolidated (1)	0.8%
Multivarejo + Assaí	6.0%
Cnova	7.7%
Via Varejo (3)	-11.8%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners; (3) Includes revenue from intercompany transactions.

Sales Performance – Consolidated

▪        In 1Q16, consolidated net sales totaled R$17.8 billion, up 3.0%, reflecting a consumption environment strongly impacted by the adverse macroeconomic scenario;

▪        The food segment (Multivarejo + Assaí) delivered remarkable performance, with total net sales growth of 10.9%, driven by stronger sales at Assaí (+36.2%) combined with improved sales at Multivarejo (+2.0%);

▪         Via Varejo once again registered the best sales performance since 2Q15, gradually recovering during the quarter, accompanied by market share growth;

▪        The Company has become more selective about its organic expansion plan for the year, with the focus on higher-return formats (Assaí and Proximity). During the quarter one Minimercado Extra and one Assaí store were opened. The Assaí banner already funds its own organic growth and expects to open between 12 and 15 stores in the year, similarly to in 2015. At present, 15 stores are under construction, namely: 8  Assaí, 2 Pão de Açúcar, 4 Minuto Pão de Açúcar and 1 Minimercado Extra.

Food Business (Multivarejo + Assaí)

▪        Net sales grew 10.9% in the quarter, the highest in the last 12 months, totaling R$9.9 billion, mainly due to the solid performance of the 96 Assaí stores, whose share of total food sales already exceeds the share of the hypermarket format;

▪        On a same-store basis, food segment sales increased by 6.0%, the best performance in the last 12 months. This growth trend is observed in both Assaí and Multivarejo, with the growth registered by Pão de Açúcar and Proximity stores combined with that of Assaí coming close to the inflation in the period. Adjusted for the calendar effect, same-store sales in the Food segment would have grown 3.1%, in line with the adjusted growth in 1Q15, despite the impact of economic slowdown on consumption. Note that sales performance improved gradually during the quarter;

▪       One of the highlights was the resilience shown by the food segment, which has delivered market share gains and improved sales performance by most of its banners in comparison with the second half of 2015, despite the stronger comparison basis. The food segment has been increasing its share of sales and already accounts for 56% of the Group’s portfolio;

▪       It is important to highlight the improved sales performance by Multivarejo banners as a result of: (i) differentiated services and new product launches at Pão de Açúcar, translated into market share gains in most of the months in the last two years; (ii) the growth of the Proximity format, which has been growing its market share consecutively in the last 12 months, mainly through organic growth with the focus on higher-return formats (Minuto Pão de Açúcar); and (iii) the new commercial dynamics, more appropriate for the current scenario, which together with the continued adjustments to the assortment to meet consumer needs, operational improvements and modernization of assets in the Extra banner also helped in the recovery of Multivarejo;

▪        Assaí continued to deliver strong sales growth, with net sales increasing by 36.2%, reflecting the favorable economic scenario for the segment and double-digit same-store sales growth, combined with the maturation of stores opened in the last 12 months. This result was driven by the correct positioning of the banner, which serves price-sensitive customers, reflecting in significant market share gains. The banner remains focused on the expansion plan, with another store opened in the quarter, bringing to nine the total number of stores opened in the last 12 months.

Via Varejo

▪        Net sales totaled R$4.7 billion, down 11.8% on a same-store basis. Total sales fell 12.7%. In the quarter, sales fell more sharply in January due to the strong comparison base of January 2015, while February and March performed above the quarterly average. In addition, Via Varejo continued to close underperforming stores. Mobile phones and sales of services grew sharply in the period compared to 1Q15;

▪        Via Varejo continued to intensify its strategy of price competitiveness and better promotions which, combined with the healthy sales performance of services, has helped improve the company’s sales despite the continuing trend of weak consumption in Brazil. Consequently, Via Varejo has been increasing its market share;

▪        The performance of telephone categories in the stores renovated under the new concepts is 1,790 bps above the company average. In 2016, the Company will accelerate the renovation of telephone and furniture categories, thereby leveraging sales and improving the shopping experience for customers;

▪       Via Varejo continues to offer a comprehensive range of payment options such as cash, credit cards, co-branded credit cards and payment books. The Company operates strictly and meticulously to control the credit risk in both the payment book operation and in credit card installment payments;

▪        In the coming quarters, Via Varejo will continue to focus on increasing store productivity and improving customer service levels. With this, it expects to increasingly strengthen its competitive advantages and leverage its structural gains in market share.

 Cnova Brasil

▪        GMV totaled €401.8 million (R$1,729 million) in the first quarter of 2016, down -10.5% p.a. on a constant currency basis. In the same period, the share of marketplace in GMV reached 15.6% (+852 bps in the annual comparison). On March 31, 2016, we had more than 2,300 vendors in the marketplace;

▪        Traffic grew 15.7% p.a. to 269 million visits in the first quarter of 2016, with mobile devices accounting for 44.0% of total traffic;

▪        Improvements in customer service in the quarter include the resolution of flaws in order processing, improved service at call centers and significant reduction in stockout levels.

Cnova Investigation

As announced by the Company and the subsidiary Cnova NV on December 18, 2015, the Board of Directors of Cnova had hired external legal advisors and accounting experts to help review issues, including alleged irregularities in the conduct of employees related to inventory management, at the distribution centers (DCs) of its Brazilian subsidiary. Cnova also identified discrepancies related to trade accounts payable and accounts receivable/products in transit with carriers.

On February 24, 2016, Cnova provided an estimated quantification of the overstatement of net sales and accounts receivable, the over-valuation of inventory as well as the incorrect accounting entries primarily related to accounts payable. The combined impact of these adjustments on operating EBIT was estimated at approximately R$177 million. This adjustment was fully booked in the financial statements of the fourth quarter of 2015.

On April 26, 2016, Cnova announced that the internal review was still in progress, with the following topics identified in addition to the issues reported on December 31, 2015:

▪        Effects of unintentional errors arising from “orders to be invoiced” to customers and “provision for freight”, whose accounting impact of R$42 million was recorded as a debit entry in the income statement for the quarter ended March 31, 2016, of which R$20 million under revenue from “net sales from goods and services” and R$22 million under “cost of goods sold and services sold”;

▪       The ongoing review at Cnova Brasil recently identified other issues (related to incorrect capitalization of expenses in intangible assets) that are currently undergoing additional reviews. The amount under investigation is approximately R$200 million, which, according to Cnova management, may have a partial adjustment of this amount. However, on the date of approval of these interim financial statements, not all elements are available to conclude this measurement, and thus no adjustment related to this matter was recorded in the quarterly financial information as of March 31, 2016.

In view of the above, the Company now expects to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 by no sooner than June 2016. As such, the Company filed a 12b-25 form with the U.S. Securities and Exchange Commission (SEC) justifying the delay in filing said report.

Operating Performance

Consolidated

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%
Net Revenue	17,754	17,237	3.0%
Gross Profit	3,873	4,132	-6.3%
Gross Margin	21.8%	24.0%	-220 bps
Selling Expenses	(2,964)	(2,716)	9.1%
General and Administrative Expenses	(488)	(459)	6.3%
Equity Income	32	28	16.9%
Other Operating Revenue (Expenses)	(68)	(68)	-0.2%
Total Operating Expenses	(3,487)	(3,215)	8.5%
% of Net Revenue	19.6%	18.7%	90 bps
Depreciation (Logistic)	31	32	-3.3%
EBITDA	417	949	-56.1%
EBITDA Margin	2.3%	5.5%	-320 bps
Adjusted EBITDA (1)	484	1,017	-52.4%
Adjusted EBITDA Margin	2.7%	5.9%	-320 bps

(1)      EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

The Company's gross margin reached 21.8% in the quarter, mainly due to the lower contribution of Via Varejo to consolidated gross profit, in addition to the continuation of investments in price competitiveness in Multivarejo operations, especially at Extra banner.

The nominal growth of selling, general and administrative expenses was 8.7% in 1Q16, below inflation in the period, despite the opening of 100 new stores in the last 12 months, mainly due to the optimization of expenses  at Via Varejo. Moreover, it is important to highlight that expenses grew below sales increase in Assaí as a result of discipline in cost control.

The Company incurred other operating income and expenses of R$68 million in the quarter. Most of this amount is related to expenses with integration and restructuring, net result from fixed assets, and costs of the Cnova investigation.

Adjusted EBITDA, which excludes other operating income and expenses, stood at R$484 million in the quarter. This result primarily reflects the lower contribution of Via Varejo to the Company's EBITDA due to the downturn in the consumer goods market, in addition to the strong EBITDA margin of 10.1% presented in Via Varejo at 1Q15.

Multivarejo

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	7,307	7,147	2.2%
Net Revenue	6,740	6,605	2.0%
Gross Profit	1,755	1,786	-1.8%
Gross Margin	26.0%	27.0%	-100 bps
Selling Expenses	(1,312)	(1,197)	9.6%
General and Administrative Expenses	(170)	(155)	9.4%
Equity Income	23	21	8.3%
Other Operating Revenue (Expenses)	(54)	(27)	97.4%
Total Operating Expenses	(1,512)	(1,358)	11.4%
% of Net Revenue	22.4%	20.6%	180 bps
Depreciation (Logistic)	13	13	-4.3%
EBITDA	255	441	-42.3%
EBITDA Margin	3.8%	6.7%	-290 bps
Adjusted EBITDA (1)	308	468	-34.2%
Adjusted EBITDA Margin	4.6%	7.1%	-250 bps

 (1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

In 1Q16, Multivarejo intensified its efforts to increase price competitiveness, adjusting the commercial dynamics to the current scenario in order to increase consumer loyalty and market share. The new commercial dynamics (1, 2, 3 Savings Steps) launched by the Extra banner aim to benefit customers that seek advantages and competitive prices, offering progressive discounts starting at 20% on the purchase of the first unit and up to 33% on the third unit. This strategy, combined with changes in consumer habits due to the economic scenario, resulted in gross margin of 26.0% in the period.

Selling, general and administrative expenses grew 9.6% from 1Q15, in line with inflation in the period. The main impacts were:

▪  Higher personnel expenses, as a result of wage increases in the end of 2015;

▪  Higher electricity costs, which grew approximately 40% year-over-year;

▪  Expenses related to store expansion (67 stores were opened in the last 12 months).

Other operating income and expenses in the quarter are mainly associated with restructuring expenses and net result from fixed assets.

Adjusted EBITDA amounted to R$308 million, with margin of 4.6%, mainly due to the performance of gross margin and the pressure on expenses linked to inflation, as mentioned above. These effects were mainly seen in the Extra banner, whose profitability was lower year-over-year. Other Multivarejo banners registered similar profitability compared to the same period the previous year.

Assaí

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	3,414	2,497	36.7%
Net Revenue	3,148	2,312	36.2%
Gross Profit	429	314	36.7%
Gross Margin	13.6%	13.6%	0 bps
Selling Expenses	(289)	(216)	33.7%
General and Administrative Expenses	(40)	(29)	40.3%
Other Operating Revenue (Expenses)	(1)	(1)	15.6%
Total Operating Expenses	(331)	(246)	34.4%
% of Net Revenue	10.5%	10.6%	-10 bps
Depreciation (Logistic)	1	1	-2.7%
EBITDA	100	69	43.9%
EBITDA Margin	3.2%	3.0%	20 bps

The consistency of Assaí's performance shows its right positioning in the current macroeconomic scenario. The banner continued to post significant net sales growth (36.2%), the highest quarterly growth since 1Q14, reaching R$3.1 billion in 1Q16.  This performance was due to double-digit same-store sales growth, the opening of nine stores in the last 12 months, and also a favorable economic scenario for the segment.

Note that combined with organic growth, Assaí has gained significant market share and increased its share of sales in the Food segment, from 28% in 2015 to 32% in 1Q16, and is currently the banner with the highest share in this segment.

Gross margin remained stable from the same period in the previous year. Operating expenses as a percentage of net sales decreased slightly (10 bps) due to the maturation of stores, despite the opening of new stores in the last 12 months. Selling expenses presented lower increase than revenue growth as a result of the combination of strong sales growth, which allowed greater dilution of expenses, and discipline in cost control, supporting the increase in customer traffic.

EBITDA grew 43.9%, significantly above sales growth in the period. EBITDA margin reached 3.2%, expanding by 20 bps.

In 2016, Assaí will continue to focus in organic growth and expects to open between 12 and 15 stores.

Via Varejo (1)

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	5,411	6,085	-11.1%
Net Revenue	4,689	5,371	-12.7%
Gross Profit	1,433	1,778	-19.4%
Gross Margin	30.6%	33.1%	-250 bps
Selling Expenses	(1,108)	(1,104)	0.3%
General and Administrative Expenses	(147)	(153)	-3.9%
Equity Income	9	7	44.7%
Other Operating Revenue (Expenses)	(40)	6	n.a.
Total Operating Expenses	(1,286)	(1,245)	3.3%
% of Net Revenue	27.4%	23.2%	420 bps
Depreciation (Logistic)	10	13	-23.2%
EBITDA	157	546	-71.2%
EBITDA Margin	3.4%	10.2%	-680 bps
Adjusted EBITDA (2)	198	541	-63.4%
Adjusted EBITDA Margin	4.2%	10.1%	-590 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The measures taken in 2015 and 1Q16 to reduce expenses offset the increase in price competitiveness in the period and mitigated part of the increase in taxes. Via Varejo continues to focus on implementing initiatives aimed at adjusting the cost structure and increasing store productivity.

Adjusted EBITDA stood at R$198 million due to the following factors:

▪       Gross margin of 30.6%, in line with the margin level of the 4Q15, strengthening promotional activity and competitiveness  based on efficiency gains and higher penetration of services;

▪       Decrease of 0.2% in selling, general and administrative expenses, despite the inflation in the period;

▪       Other Operating Income and Expenses of R$40 million, mainly related to restructuring expenses;

The end of tax exemption on payroll had an impact of approximately 50 bps on Via Varejo's EBITDA margin.

Financial Result

Consolidated
(R$ million)	1Q16	1Q15	Δ

Financial Revenue	194	216	-10.2%
Financial Expenses	(511)	(497)	2.7%
Cost of Sale of Receivables of Credit Card	(85)	(91)	-6.6%
Cost of Discount of Receivables of Payment Book	(84)	(88)	-4.5%
Cost of Debt and Others	(342)	(318)	7.4%
Net Financial Revenue (Expenses)	(317)	(281)	12.6%
% of Net Revenue	1.8%	1.6%	20 bps

Financial result increased 12.6% in the quarter to R$317 million, despite the 15.8% hike in interest rate (average CDI rate) during the period.

The main variations in financial result were:

▪        Decrease of R$22 million (or 10.2%) in financial revenue, reflecting the lower average cash balance in the period;

▪        Decrease of R$10 million (or 5.6%) in the cost of sale of receivables (credit card and payment book) due to lower sales of non-food categories and the continuity of the Company's cash management strategy, which led to a reduction in the volume of the total sale of receivables, especially at Via Varejo;

▪         Increase of R$24 million in the cost of debt and others, below the hike in interest rate in the quarter.

Net Income

	Consolidated			Food Businesses			Via Varejo

(R$ million)	1Q16	1Q15	Δ	1Q16	1Q15	Δ%	1Q16	1Q15	Δ%

EBITDA	417	949	-56.1%	354	511	-30.6%	157	546	-71.2%
Depreciation (Logistic)	(31)	(32)	-3.3%	(14)	(14)	-4.2%	(10)	(13)	-23.2%
Depreciation and Amortization	(250)	(231)	8.3%	(175)	(165)	5.8%	(44)	(42)	3.8%
Net Financial Revenue (Expenses)	(317)	(281)	12.6%	(183)	(172)	6.8%	(37)	(88)	-57.9%
Income (Loss) before Income Tax	(181)	405	n.a.	(17)	159	n.a.	66	403	-83.6%
Income Tax	3	(153)	n.a.	7	(41)	n.a.	(18)	(134)	-86.8%
Net Income (Loss) - Company	(179)	252	n.a.	(10)	118	n.a.	48	269	-82.0%
Net Margin	-1.0%	1.5%	-250 bps	-0.1%	1.3%	-140 bps	1.0%	5.0%	-400 bps
Net Income (Loss) - Controlling Shareholders	(59)	192	n.a.	(8)	122	n.a.	21	116	-82.0%
Net Margin - Controllings Shareholders	-0.3%	1.1%	-140 bps	-0.1%	1.4%	-150 bps	0.4%	2.2%	-180 bps

Other Operating Revenue (Expenses)	(68)	(68)	-0.2%	(54)	(28)	95.3%	(40)	6	n.a.
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	28	9	213.6%	14	7	91.3%	14	(2)	n.a.
Adjusted Net Income (Loss) - Company (1)	(139)	311	n.a.	31	139	-78.0%	75	265	-71.6%
Adjusted Net Margin - Company	-0.8%	1.8%	-260 bps	0.3%	1.6%	-130 bps	1.6%	4.9%	-330 bps
Adjusted Net Income (Loss) - Controlling Shareholders (1)	(17)	226	n.a.	33	142	-77.0%	33	115	-71.6%
Adjusted Net Margin - Controlling Shareholders	-0.1%	1.3%	-140 bps	0.3%	1.6%	-130 bps	0.7%	2.1%	-140 bps

  (1) Net Income (Loss) adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expense, excluding the effects on Income and Social Contribution Taxes.

In 1Q16, net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses was negative at R$17 million.

In the Food segment, the highlight performance came from Assaí, which posted net income growth of 103%. Thus, the Food segment posted net income attributable to controlling shareholders, adjusted by other operating income and expenses, of R$33 million.

Via Varejo posted net income attributable to controlling shareholders, adjusted by other operating income and expenses, of R$33 million.

Indebtedness

Consolidated
(R$ million)	03.31.2016	03.31.2015

Short Term Debt	(3,712)	(3,304)
Loans and Financing	(3,190)	(806)
Debentures and Promissory Notes	(522)	(2,498)
Long Term Debt	(2,949)	(3,419)
Loans and Financing	(2,052)	(2,523)
Debentures	(898)	(896)
Total Gross Debt	(6,661)	(6,723)
Cash and Financial investments	4,448	6,145
Net Debt	(2,213)	(578)
EBITDA(1)	2,148	4,829
Net Debt / EBITDA(1)	-1.03x	-0.12x

Payment Book - Short Term	(2,293)	(2,526)
Payment Book - Long Term	(171)	(113)
Net Debt with Payment Book	(4,677)	(3,217)
Net Debt with Payment Book / EBITDA(1)	-2.18x	-0.67x

On balance Credit Card Receivables	2,880	1,761
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(1,797)	(1,456)
Net Debt with Payment Book and Credit Card Receivables not sold(2)/ EBITDA(1)	-0.84x	-0.30x

(1)EBITDA in the last 12 months.

(2) Includes R$2,880 million in credit card receivables not sold in the quarter, for the purpose of comparison  with 1Q15.

The Company ended March 2016 with a decrease of R$62 million in gross debt compared to March 2015, and with cash reserve and cash equivalent of R$4.5 billion, in addition to a balance of R$2.9 billion in receivables not sold.

Consequently, net debt including payment book operation and credit card receivables not sold amounted to R$1.8 billion at the end of March 2016, increasing R$341 million from March 2015.

Simplified Cash Flow Statement

Consolidated
(R$ million)	1Q16	1Q15

Cash Balance at Beginning of Period	11,015	11,149

Cash Flow from Operating Activities	(7,975)	(4,639)
EBITDA	417	949
Cost of Sale of Receivables	(169)	(179)
Working Capital	(7,783)	(4,318)
Assets and Liabilities Variation	(440)	(1,091)
Cash Flow from Investment Activities	(263)	(479)
Net Investment	(354)	(486)
Acquisition / Sale of Interest and Others	91	7

Change on net cash after investments	(8,238)	(5,118)

Cash Flow from Financing Activities	1,667	110
Dividends Payments and Others	(1)	-
Net Payments	1,668	110

Change on Net Cash	(6,571)	(5,008)

Exchange Rate	4	4

Cash Balance at End of Period	4,448	6,145

Net Debt	(2,213)	(578)

The Company's cash balance stood at R$4.5 billion at the end of 1Q16. The decrease compared to the opening balance of the period (R$11.0 billion) was mainly due to the seasonality in the retail sector, which traditionally registers higher cash levels at the end of the year.

The main factors contributing to these changes in the quarter were:

▪         EBITDA impacted mainly by the downturn in the consumer goods scenario and, consequently, the lower contribution from Via Varejo, in addition to a strong comparison base with 1Q15;

▪        The cash management strategy adopted by the Company led to lower sale of receivables and negatively impacted working capital by approximately R$1 billion in the quarter. Note that this change was also impacted by the significant evolution in working capital over the course of 2015.

Capital Expenditure (Capex)

	Consolidated			Food Businesses			Via Varejo
(R$ million)	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

New stores and land acquisition	105	136	-22.9%	103	125	-17.6%	2	11	-79.9%
Store renovations and conversions	142	125	13.7%	134	103	30.6%	8	22	-65.4%
Infrastructure and Others	203	190	7.2%	144	75	91.7%	13	42	-69.0%

Non-cash Effect
Financing Assets	(83)	65	n.a.	(60)	65	n.a.	-	-	n.a.
Total	367	516	-28.8%	321	368	-12.8%	23	75	-69.7%

The Company invested a total of R$367 million in the quarter, of which 87% was invested in the food segment.

The quarter registered the opening of one Minimercado Extra store and one Assaí store. Another 15 stores are currently under construction: 8 Assaí, 2 Pão de Açúcar, 4 Minuto Pão de Açúcar and 1 Minimercado Extra. In addition, the plan to modernize the assets of Extra was continued.

The Company has become more selective about its organic expansion plan for the year, with the focus on higher-return formats (Assaí and Proximity). It will also carry on with the asset modernization and banner conversion plan in the food segment. At Via Varejo, the focus is on accelerating the revitalization of mobile and furniture categories, providing a better shopping experience to customers.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks-and-mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	03.31.2016	12.31.2015	03.31.2015	03.31.2016	12.31.2015	03.31.2015

Current Assets	21,113	24,998	21,297	8,010	9,581	8,381
Cash and Marketable Securities	4,448	11,015	6,145	2,386	3,699	3,388
Accounts Receivable	5,329	3,218	4,582	247	474	222
Credit Cards	2,851	664	1,761	37	136	67
Payment book	1,815	1,877	2,154	-	-	-
Sales Vouchers and Others	804	884	768	136	175	117
Allowance for Doubtful Accounts	(352)	(371)	(328)	(2)	-	(1)
Resulting from Commercial Agreements	211	164	227	76	164	39
Inventories	9,185	8,989	8,936	4,487	4,584	4,075
Recoverable Taxes	1,251	1,102	865	429	439	200
Noncurrent Assets for Sale	13	15	21	8	8	8
Dividends Receivable	-	-	27	-	-	26
Expenses in Advance and Other Accounts Receivables	888	659	721	452	377	462

Noncurrent Assets	22,650	22,504	21,830	15,928	15,802	15,517
Long-Term Assets	5,138	5,091	4,999	1,906	1,938	2,132
Accounts Receivables	123	98	86	-	-	-
Credit Cards	29	-	-	-	-	-
Payment Book	106	111	94	-	-	-
Allowance for Doubtful Accounts	(12)	(13)	(8)	-	-	-
Inventories	-	-	172	-	-	172
Recoverable Taxes	2,397	2,445	2,350	550	605	498
Deferred Income Tax and Social Contribution	542	564	505	44	70	95
Amounts Receivable from Related Parties	312	309	333	63	36	178
Judicial Deposits	1,067	999	880	583	574	537
Expenses in Advance and Others	698	676	673	666	654	652
Investments	439	407	447	282	284	277
Property and Equipment	10,440	10,398	9,832	8,911	8,825	8,350
Intangible Assets	6,633	6,609	6,552	4,829	4,754	4,757
TOTAL ASSETS	43,764	47,502	43,127	23,939	25,382	23,898

LIABILITIES

	Consolidated			Food Businesses

	03.31.2016	12.31.2015	03.31.2015	03.31.2016	12.31.2015	03.31.2015

Current Liabilities	22,689	25,231	20,833	8,946	9,317	8,128
Suppliers	10,847	15,484	10,999	4,312	6,365	3,632
Suppliers ('Forfait')	350	1,055	-	-	-	-
Loans and Financing	3,190	1,469	806	2,351	1,092	758
Payment Book (CDCI)	2,293	2,308	2,526	-	-	-
Debentures	522	38	2,498	522	38	2,090
Payroll and Related Charges	1,001	1,023	926	543	529	490
Taxes and Social Contribution Payable	932	829	652	180	219	158
Dividends Proposed	2	1	321	0	0	195
Financing for Purchase of Fixed Assets	70	113	37	48	113	37
Rents	133	151	104	90	106	70
Acquisition of Companies	80	76	75	80	76	75
Debt with Related Parties	1,446	563	924	173	162	382
Advertisement	83	121	64	62	45	25
Provision for Restructuring	10	6	-	6	5	-
Advanced Revenue	426	420	236	132	123	54
Others	1,304	1,574	665	449	445	163

Long-Term Liabilities	7,517	8,616	7,577	5,097	6,140	6,002
Loans and Financing	2,052	3,100	2,523	1,650	2,680	2,367
Payment Book (CDCI)	171	167	113	-	-	-
Debentures	898	897	896	898	897	896
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of Companies	27	28	61	-	-	61
Deferred Income Tax and Social Contribution	1,148	1,184	1,181	1,119	1,157	1,178
Tax Installments	563	572	609	563	572	609
Provision for Contingencies	1,437	1,396	1,370	802	770	747
Advanced Revenue	1,171	1,223	777	30	32	104
Others	47	45	43	31	27	35

Shareholders' Equity	13,558	13,655	14,717	9,895	9,925	9,767
Capital	6,806	6,806	6,793	5,135	5,125	4,639
Capital Reserves	308	302	286	308	302	287
Profit Reserves	3,381	3,440	3,692	3,381	3,440	3,684
Adjustment of Equity Valuation	(68)	(84)	(5)	(68)	(84)	1
Minority Interest	3,131	3,191	3,951	1,140	1,142	1,157
TOTAL LIABILITIES	43,764	47,502	43,127	23,939	25,382	23,898

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%	10,721	9,644	11.2%	7,307	7,147	2.2%	3,414	2,497	36.7%	5,411	6,085	-11.1%
Net Revenue	17,754	17,237	3.0%	9,888	8,916	10.9%	6,740	6,605	2.0%	3,148	2,312	36.2%	4,689	5,371	-12.7%
Cost of Goods Sold	(13,850)	(13,073)	6.0%	(7,691)	(6,802)	13.1%	(4,973)	(4,805)	3.5%	(2,718)	(1,996)	36.1%	(3,246)	(3,579)	-9.3%
Depreciation (Logistic)	(31)	(32)	-3.3%	(14)	(14)	-4.2%	(13)	(13)	-4.3%	(1)	(1)	-2.7%	(10)	(13)	-23.2%
Gross Profit	3,873	4,132	-6.3%	2,184	2,100	4.0%	1,755	1,786	-1.8%	429	314	36.7%	1,433	1,778	-19.4%
Selling Expenses	(2,964)	(2,716)	9.1%	(1,601)	(1,413)	13.3%	(1,312)	(1,197)	9.6%	(289)	(216)	33.7%	(1,108)	(1,104)	0.3%
General and Administrative Expenses	(488)	(459)	6.3%	(210)	(184)	14.2%	(170)	(155)	9.4%	(40)	(29)	40.3%	(147)	(153)	-3.9%
Equity Income	32	28	16.9%	23	21	8.3%	23	21	8.3%	-	-	n.a.	9	7	44.7%
Other Operating Revenue (Expenses)	(68)	(68)	-0.2%	(54)	(28)	95.3%	(54)	(27)	97.4%	(1)	(1)	15.6%	(40)	6	n.a.
Total Operating Expenses	(3,487)	(3,215)	8.5%	(1,843)	(1,604)	14.9%	(1,512)	(1,358)	11.4%	(331)	(246)	34.4%	(1,286)	(1,245)	3.3%
Depreciation and Amortization	(250)	(231)	8.3%	(175)	(165)	5.8%	(145)	(143)	1.1%	(30)	(22)	36.1%	(44)	(42)	3.8%
Earnings before interest and Taxes - EBIT	135	686	-80.2%	166	331	-49.9%	98	285	-65.8%	68	46	48.8%	103	491	-79.0%
Financial Revenue	194	216	-10.2%	65	106	-38.6%	55	103	-46.1%	10	3	207.2%	115	66	74.5%
Financial Expenses	(511)	(497)	2.7%	(248)	(277)	-10.5%	(220)	(253)	-13.1%	(28)	(24)	16.8%	(152)	(154)	-1.3%
Net Financial Result	(317)	(281)	12.6%	(183)	(172)	6.8%	(165)	(151)	9.4%	(18)	(21)	-11.8%	(37)	(88)	-57.9%
Income (Loss) Before Income Tax	(181)	405	n.a.	(17)	159	n.a.	(67)	134	n.a.	50	25	99.8%	66	403	-83.6%
Income Tax	3	(153)	n.a.	7	(41)	n.a.	24	(32)	n.a.	(17)	(9)	93.8%	(18)	(134)	-86.8%
Net Income (Loss) - Company	(179)	252	n.a.	(10)	118	n.a.	(43)	102	n.a.	33	16	103.0%	48	269	-82.0%
Minority Interest - Noncontrolling	(120)	60	n.a.	(2)	(3)	-35.8%	(2)	(3)	-35.8%	-	-	n.a.	27	152	-82.0%
Net Income (Loss) - Controlling Shareholders (1)	(59)	192	n.a.	(8)	122	n.a.	(41)	106	n.a.	33	16	103.0%	21	116	-82.0%

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	417	949	-56.1%	354	511	-30.6%	255	441	-42.3%	100	69	43.9%	157	546	-71.2%
Adjusted EBITDA (2)	484	1,017	-52.4%	409	538	-24.1%	308	468	-34.2%	101	70	43.6%	198	541	-63.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

% of Net Revenue

	1Q16	1Q15		1Q16	1Q15		1Q16	1Q15		1Q16	1Q15		1Q16	1Q15

Gross Profit	21.8%	24.0%		22.1%	23.6%		26.0%	27.0%		13.6%	13.6%		30.6%	33.1%
Selling Expenses	16.7%	15.8%		16.2%	15.8%		19.5%	18.1%		9.2%	9.4%		23.6%	20.6%
General and Administrative Expenses	2.7%	2.7%		2.1%	2.1%		2.5%	2.4%		1.3%	1.2%		3.1%	2.9%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.4%	0.4%		0.6%	0.3%		0.8%	0.4%		0.0%	0.0%		0.9%	-0.1%
Total Operating Expenses	19.6%	18.7%		18.6%	18.0%		22.4%	20.6%		10.5%	10.6%		27.4%	23.2%
Depreciation and Amortization	1.4%	1.3%		1.8%	1.9%		2.1%	2.2%		1.0%	1.0%		0.9%	0.8%
EBIT	0.8%	4.0%		1.7%	3.7%		1.4%	4.3%		2.2%	2.0%		2.2%	9.1%
Net Financial Revenue (Expenses)	1.8%	1.6%		1.9%	1.9%		2.4%	2.3%		0.6%	0.9%		0.8%	1.6%
Income (Loss) Before Income Tax	-1.0%	2.3%		-0.2%	1.8%		-1.0%	2.0%		1.6%	1.1%		1.4%	7.5%
Income Tax	0.0%	-0.9%		0.1%	-0.5%		0.4%	-0.5%		-0.5%	-0.4%		-0.4%	-2.5%
Net Income (Loss) - Company	-1.0%	1.5%		-0.1%	1.3%		-0.6%	1.5%		1.0%	0.7%		1.0%	5.0%
Minority Interest - noncontrolling	-0.7%	0.3%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.6%	2.8%
Net Income (Loss) - Controlling Shareholders (1)	-0.3%	1.1%		-0.1%	1.4%		-0.6%	1.6%		1.0%	0.7%		0.4%	2.2%
EBITDA	2.3%	5.5%		3.6%	5.7%		3.8%	6.7%		3.2%	3.0%		3.4%	10.2%
Adjusted EBITDA (2)	2.7%	5.9%		4.1%	6.0%		4.6%	7.1%		3.2%	3.0%		4.2%	10.1%
(1)Net Income after noncontrolling shareholders.
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	03.31.2016	03.31.2015

Net Income (Loss) for the period	(179)	252
Adjustment for reconciliation of net income
Deferred income tax	(27)	57
Loss (gain) on disposal of fixed and intangible assets	46	15
Depreciation and amortization	280	264
Interests and exchange variation	272	328
Adjustment to present value	3	(1)
Equity Income	(32)	(28)
Provision for contingencies	69	52
Share-Based Compensation	8	5
Allowance for doubtful accounts	109	96
Provision for obsolescence/breakage	5	(7)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(55)	(17)
Other Operating Expenses	-	2
	405	1,018
Asset (Increase) decreases
Accounts receivable	(2,275)	(1,411)
Inventories	(259)	(460)
Taxes recoverable	(75)	(263)
Other Assets	(196)	(206)
Related parties	34	(179)
Restricted deposits for legal proceeding	(55)	(15)
	(2,826)	(2,534)
Liability (Increase) decrease
Suppliers	(4,544)	(2,447)
Suppliers ('Forfait')	(705)	-
Payroll and charges	(21)	59
Taxes and Social contributions payable	76	(245)
Other Accounts Payable	(300)	(405)
Contingencies	(70)	(66)
Deferred revenue	10	(19)
	(5,554)	(3,123)

Net cash generated from (used in) operating activities	(7,975)	(4,639)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	03.31.2016	03.31.2015

Acquisition of property and equipment	(284)	(413)
Increase Intangible assets	(83)	(103)
Sales of property and equipment	13	30
Cash provided on sale of subisidiary	91	7
Net cash flow investment activities	(263)	(479)

Cash flow from financing activities
Increase of capital	-	1
Funding and refinancing	2,409	1,571
Payments of loans and financing	(1,592)	(2,209)
Dividend Payment	(1)	-
Proceeds from stock offering, net of issue costs	-	(4)
Intercompany loans	851	751
Net cash generated from (used in) financing activities	1,667	110

Monetary variation over cash and cash equivalents	4	4
Increase (decrease) in cash and cash equivalents	(6,567)	(5,004)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	4,448	6,145
Change in cash and cash equivalents	(6,567)	(5,004)

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	1Q16%		1Q15%		Δ

Pão de Açúcar	1,804	9.0%	1,696	8.8%	6.3%
Extra (1)	4,584	22.9%	4,706	24.5%	-2.6%
Convenience Stores (2)	304	1.5%	213	1.1%	42.4%
Assaí	3,414	17.0%	2,497	13.0%	36.7%
Other Businesses (3)	616	3.1%	532	2.8%	15.8%
Food Businesses	10,721	53.5%	9,644	50.2%	11.2%

Pontofrio	964	4.8%	1,386	7.2%	-30.4%
Casas Bahia	4,446	22.2%	4,699	24.5%	-5.4%
Cnova	3,908	19.5%	3,472	18.1%	12.6%
Non-Food Businesses	9,318	46.5%	9,557	49.8%	-2.5%

Consolidated	20,040	100.0%	19,200	100.0%	4.4%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	1Q16%		1Q15%		Δ

Pão de Açúcar	1,660	9.3%	1,562	9.1%	6.3%
Extra (1)	4,192	23.6%	4,320	25.1%	-3.0%
Convenience Stores (2)	283	1.6%	201	1.2%	41.0%
Assaí	3,148	17.7%	2,312	13.4%	36.2%
Other Businesses (3)	605	3.4%	522	3.0%	16.0%
Food Businesses	9,888	55.7%	8,916	51.7%	10.9%

Pontofrio	830	4.7%	1,232	7.1%	-32.6%
Casas Bahia	3,859	21.7%	4,139	24.0%	-6.8%
Cnova	3,177	17.9%	2,950	17.1%	7.7%
Non-Food Businesses	7,866	44.3%	8,321	48.3%	-5.5%

Consolidated	17,754	100.0%	17,237	100.0%	3.0%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)		Food Businesses
	1Q16	1Q15	1Q16	1Q15

Cash	44.3%	43.8%	52.4%	52.5%
Credit Card	46.4%	46.8%	37.8%	38.0%
Food Voucher	6.0%	5.4%	9.8%	9.5%
Payment Book	3.3%	4.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2015	Opened	Closed	Converted	03/31/2016

Pão de Açúcar	185	-	-	-	185
Extra Hiper	137	-	-	-	137
Extra Supermercado	199	-	(5)	-	194
Minimercado Extra	249	1	(11)	-	239
Minuto Pão de Açucar	62	-	-	-	62
Assaí	95	1	-	-	96
Other Business	240	-	(5)	-	235
Gas Station	83	-	(5)	-	78
Drugstores	157	-	-	-	157
Food Businesses	1,167	2	(21)	-	1,148
Pontofrio	254	-	(21)	-	233
Casas Bahia	760	-	(15)	-	745
Consolidated	2,181	2	(57)	-	2,126

Sales Area ('000 m2)
Food Businesses	1,804				1,794
Consolidated	2,904				2,868

# of employees ('000) (1)	146				139

                    (1) Does not include Cdiscount employees.

1Q16 Results Conference Call and Webcast
Wednesday, May 11, 2016
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for Portuguese audio: 2425462#
Access code for English audio: 5525951#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2016 (1Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2016 was 9.39%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarter is located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

After August 19, 2015, the Company started to be indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), which continued to be the final controller. This transaction has no impact in these financial statements since it was a shareholder´s transaction.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The amount initially estimated to the Company is R$ 200 and is recorded in current liabilities “Other payables”, with effect of income tax of R$50, and a net effect of R$ 150 on “profit reserve”. See further details on note 25.7 in the financial statements for the year ended December 31, 2015.

On March 31, 2016 the account payable recorded is R$ 233, including interest calculated based on ICA decision and legal fees expenses, and fully settled in April 1, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

1.2.   Cnova’s Investigation

As mentioned in the footnote 1.4 to the financial statements as of December 31, 2015, , on December 18, 2015, investigation conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company. During the investigation other issues have been added to investigation related to accounting matters in the accounts of “trade payables” and “other accounts receivable”, which were analyzed, announced to the market January 12, 2016 and recorded in the financial statements.

The related impacts were recorded as expense in the Company’s income statement as of December 31, 2015, considering the facts and circumstances known at the time of preparation of the financial statements, as follow:

Accounts	Inventories (a)	Trade payables (b)	Loss products with Carriers (c)	Total

Net sales from goods and/or services	-	-	(110)	(110)
Cost of goods sold and/or services sold	(47)	(55)	4	(98)
Selling expenses	-	-	31	31
Impact in the net income	(47)	(55)	(75)	(177)

Inventories	(47)	-	-	(47)
Other accounts receivables	-	-	(75)	(75)
Impact in total assets	(47)	-	(75)	(122)

Trade payables	-	(55)	-	(55)
Impact in total liabilities	-	(55)	-	(55)

(a)   Cnova´s management, supported by the law firms and external consultants, counted the physical inventory items as of December 31, 2015, of all of the seven Distribution Centers of Cnova Brasil. The results of this count did not indicate any significant difference in the expected number of new items in the inventory. Therefore, it was identified discrepancies in the damage or returned products, requiring additional provision for loss in damaged goods of R$47.

(b)   Cnova’s Management verified certain transactions mainly related to accounts payable were intentionally recorded wrongly, resulting in a complement of trade payables of R$55.

(c)   Management identified an overstated amount in net sales and other Cnova accounts receivable. As per the practices of client service of Cnova Brasil, clients receive a substitute product every time the merchandise originally ordered is not received, items are damaged or in inadequate conditions. This second transaction is cancelled when Cnova Brasil receives the original product. Management determined that a substantial part of the second transactions was not reversed, even in the conditions that the original merchandise was never returned to Cnova Brasil. Therefore there were procedures to periodically evaluate old pending returns to estimate the accounting impacts, such procedures failed in reverse incorrect sales. This procedure resulted in a reduction of R$75 in accounts receivable, related to goods in transit with carriers, corresponding to an impact of R$110 as a reduction of net sales, reduction of selling costs of R$31 and reduction of R$4 in cost of goods sold Cost of goods sold and/or services sold, as mentioned in table above.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information - Continued

1.2.   Cnova's Investigation - Continued

In preparing the financial statements for the year ended December 31, 2015, the Company considered all available accounting impacts of the related matters and concluded that the impact on prior periods were considered immaterial, after quantitative and qualitative considerations.

Therefore, the investigation by Cnova and its consultants continue during 2016, and new accounting impacts were identified and recognized in income statement as of March 31, 2016. The referred impacts are related to unintentional errors in the accounts "orders to be invoiced" and "provision for freight", which impact of R$42 was recorded , being R$20 in "net sales from goods and services" and R$22 in "cost of goods sold and services sold".

Additionally, during the investigation were identified indications of incorrect capitalization of expenses in the internal development of intangible assets (software development). The investigations over this topic are still in progress as of the date of the preparation of this interim financial information, and the investigated amount is approximately R$200, which according to management, may have a partial adjustment of this amount, therefore, at this point does not have all elements necessary to conclude its measurement at interim financial information approval date.

To conclude, after the end of the investigations, Company's management will evaluate the results achieved as a whole, in order to enable its final conclusion about this subject.

Cnova Class Action

In January 2016, certain minority shareholders of Cnova commenced three putative class actions against Cnova, certain officers and directors, and the underwriters of its initial public offering, alleging violations of the United States securities laws. Two of the cases were commenced in the United States District Court, Southern District New York and one in the Supreme Court of the State of New York.  The action in New York State court has been removed to the United States district court. Cnova has stated that it believes the plaintiffs' allegations to be without merit and intends to defend itself vigorously.

These claims are in preliminary stages and as of the date of this report no outcome can be measured reliably. Cnova believes the plaintiffs' allegations to be without merit and intends to defend itself vigorously, assisted by American specialized law firms. Neither the Company nor Via Varejo are parties of these lawsuits.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information – Continued

1.3.   Corporate restructuring

1.3.1.  Stock repurchase - Barcelona

The Extraordinary Shareholders’ Meeting (AGE) of the subsidiary Barcelona held on February 22, 2016, approved the repurchase of the total preferred shares corresponding to 3,722,470 shares belonged by the subsidiary Novasoc, in the amount  R$ 160. This transaction did not impact Company’s consolidated balances.

1.3.2.  Rede Duque disposal

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The agreement amount was R$ 8.

Company had no gain or loss over this transaction. Gas stations assets and liabilities amounts are not consolidated in interim financial information on March 31, 2016.

1.3.3. Sale of Cdiscount subsidiaries

During first quarter, subsidiaries CD Vietnam, CD Thailand, CD Asia and E-cavi were sold; though CD Vietnam and E-Cavi still remain in Casino Group.

(i)      Sale of interest - CDiscount Thailand

On March 21, 2016, subsidiary CDiscount sold its interest over CDiscount Thailand to TCC Group, by the amount of R$ 94. Transaction impacts were a cash of R$ 91, net of borrowings payment and a gain of R$ 94 in the result (note 3.1)

(ii)     Cdiscount corporate restructuring

On March 1, 2016 subsidiary CDiscount sold its interest over CDiscount Vietnam to E-Cavi, a Casino’s subsidiary. This transaction did not impact Company’s result.

1.4.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received CVM notice number 18/2016 CVM/SEP/GEA-5, showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013, additionally, the Company received CVM notice number 19/2016CVM/SEP/GEA-5, showing the understand of the SEP in relation to an accounting entry received by Via Varejo.

CVM notified its understanding, which is different from the applied by Via Varejo in financial statements of that period, in relation to: (i) revaluation of participation previously held in the sale of interest of Nova Pontocom, related to the disposal of interest to Company; and (ii) accounting treatment for control acquisition of Movéis Bartira, by the acquisition of 75% additional interest. In the case of the Company, CVM noticed its understanding related to item (ii) above mentioned.

The Company filled a request and await for a decision from the collegiate.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

2.         Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.Tthe reporting currency of the Company is Real and for subsidiaries located abroad is the local currency.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 4 to the annual financial statements for the year ended December 31, 2015 disclosed February 24, 2016 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the three-month period ended March 31, 2016 was approved by the Board of Directors on May 9, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2015, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	3.31.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	80.41	19.59	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	-	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”) (**)	-	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	-	100.00	-
Marneylectro S.A.R.L (“Luxco”)	53.20	19.03	53.20	19.03
Marneylectro B.V (“Dutchco”)	-	72.23	-	72.23
Cnova N.V (“Cnova Holanda”)	-	36.09	-	36.09
Cnova Comércio Eletrônico S/A (”Cnova Comércio Eletrônico”)	-	36.09	-	36.09
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	36.09	-	36.09
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	36.09	-	36.09
Cdiscount S.A (“CDiscount”)	-	36.09	-	36.09
Cnova Finança B.V (“Cnova Finança”)	-	36.09	-	36.09
Financière MSR S.A.S (“Financière”)	-	36.02	-	36.02
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	36.02	-	36.02
CD Africa SAS (“CD Africa”)	-	30.61	-	30.62
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	36.02	-	36.02
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (**)	-	-	-	21.61
CLatam AS Uruguay (“CLatam”)	-	23.66	-	25.21
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.38	-	18.38
C Distribution Thailand Ltd. (“C Distribution Thailand”) (**)	-	-	-	15.13
E-Cavi Ltd Hong Kong (“E-Cavi”) (**)	-	-	-	17.29
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”) (**)	-	-	-	17.29
Cnova France SAS (“CNova France”)	-	36.09	-	36.09
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”)	-	30.62	-	30.62
Cdiscount Sénégal SAS (“CDiscount Sénégal”)	-	30.62	-	30.62
Cdiscount Panama S.A. (“CDiscount Panama”)	-	23.66	-	25.21
Cdiscount Cameroun SAS (“CDiscount Cameroun”)	-	30.61	-	30.62
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	-	23.66	-	25.21
Cdiscount Uruguay S.A. (“CDiscount Uruguay”)	-	23.66	-	25.21
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”)	-	27.19	-	27.18
Cdiscount Moncorner (“CDiscount Moncorner”)	-	35.88	-	35.87

(*) See note 1.3

(**)Subsidiaries sold in 2016 (note 1.3).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	3.31.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
3W SAS (“3W”) (**)	-	35,88	-	35,87
3W Santé SAS (“3W Santé”)	-	33,19	-	33,18
Via Varejo S.A. (“Via Varejo”)	43,35	-	43,35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43,35	-	43,35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43,35	-	43,35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43,35	-	43,35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43,35	-	43,35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43,35	-	43,35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	-	41,93	-	41,93
Banco Investcred Unibanco S.A. (“BINV”)	-	21,67	-	21,67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41,93	-	41,93

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.3.   Associates

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized financial statements are as follows:

	FIC
	3.31.2016	12.31.2015

Current assets	3,707	3,894
Noncurrent assets	43	38
Total assets	3,750	3,932

Current liabilities	2,825	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	910	847
Total liabilities and shareholders’ equity	3,750	3,932

Statement of income:	3.31.2016	3.31.2015
Revenues	270	258
Operating income	99	99
Net income for the period	64	57

For investment calculation in FIC, the special goodwill reserve is deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2015 disclosed February 24, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

In 2016, the Company began to apply the annual improvements to the IFRSs referring to the 2012-2014 and changes to IAS 1, which are effective for accounting periods beginning on or after January 1, 2016. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2015 disclosed February 24, 2016 and therefore should be read in conjunction with those annual financial statements.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2016 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2015 dated February 24, 2016 and therefore should be read in conjunction.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2015, in note 7.

		Parent Company		Consolidated
	Rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Cash and banks - Brazil		122	171	220	409
Cash and banks - Abroad	(*)	-	-	130	131
Financial investments - Brazil	(**)	1,388	2,076	4,089	10,446
Financial investments - Abroad	1%p.a	-	-	9	29
		1,510	2,247	4,448	11,015

(*)From the total cash and banks of R$ 130, R$ 26, is deposited in Panama in United States dollars.The other part and financial investments – abroad, in euros,  are from the companies of e-commerce segment, located abroad.

(**) Financial investments as at March 31, 2016 refer substantially to repurchase agreements, paid a weighted average rate equivalent to 102.22% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2015, in note 8.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Credit card companies	35	94	2,851	664
Sales vouchers	49	80	183	189
Consumer finance - CDCI	-	-	1,815	1,877
Trade receivable from cash and carry customers	-	-	322	355
Private label credit card	30	35	30	35
Receivables from related parties (note 12.2)	43	59	42	66
Estimated loss on doubtful accounts (note 8.1)	(2)	-	(352)	(371)
Receivables from suppliers	44	119	211	164
Extended warranties	-	-	193	211
Other trade receivables	1	-	34	28
Current	200	387	5,329	3,218

Credit card companies	-	-	29	-
Consumer finance – CDCI	-	-	106	111
Estimated losses on doubtful accounts	-	-	(12)	(13)
Noncurrent	-	-	123	98
	200	387	5,452	3,316

8.1.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

At the beginning of the period	-	-	(384)	(350)
Loss/reversal in the period	(2)	-	(109)	(96)
Write-off of receivables	-	-	125	111
Exchange rate changes	-	-	4	(1)
At the end of the period	(2)	-	(364)	(336)

Current	(2)	-	(352)	(328)
Noncurrent	-	-	(12)	(8)

          Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

3.31.2016	5,816	5,270	232	108	60	146
12.31.2015	3,700	3,252	133	82	52	181

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2015, in note 9.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Receivables from sale of fixed assets	15	20	34	38
Supplier receivables	-	-	27	21
Rental advances	10	11	10	11
Receivables from Audax	6	7	12	13
Amounts to be reimbursed	26	37	135	98
Rental receivable	62	68	79	86
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	61	52	113	105
Other	15	5	11	79
	195	200	953	983

Current	121	133	321	358
Noncurrent	74	67	632	625

Accounts receivable from Paes Mendonça are related to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas.Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements, which expire on June 30, 2016, and were kept on noncurrent, due to the possibility of conversion of payment of intangibles of leased stores.

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2015, in note 10.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Stores	1,667	1,703	4,228	4,323
Distribution centers	1,083	1,139	4,950	4,654
Real estate inventories under construction	-	-	165	165
Estimated losses on obsolescence and breakage (note 10.1)	(40)	(14)	(158)	(153)
	2,710	2,828	9,185	8,989

10.1.    Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

At the beginning of the period	(14)	(10)	(153)	(86)
Additions	(28)	(2)	(50)	(18)
Write-offs / reversal	2	4	45	25
Exchange rate changes	-	-	-	(1)
At the end of the period	(40)	(8)	(158)	(80)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2015, in note 11.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Current
State value-added tax on sales and services – ICMS (note 11.1)	111	78	588	509
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	173	224	314	366
Income tax on Financial investments	13	22	15	32
Income tax and Social Contribution	41	15	66	34
Social Security Contribution - INSS	17	17	23	21
Value-Added Tax - France	-	-	163	65
Other	2	1	82	75
Total current	357	357	1,251	1,102

Noncurrent
ICMS (note 11.1)	353	412	2,178	2,228
PIS/COFINS (note 1.3)	-	-	9	11
Social Security Contribution- INSS	122	122	210	206
Total noncurrent	475	534	2,397	2,445
Total	832	891	3,648	3,547

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated

Up to one year (*)	111	588
2017	112	451
2018	77	506
2019	37	458
2020	37	449
After 2021	90	314
	464	2,766

Company’s management reviewed the expected future realization of ICMS using the same premises as of December 31, 2015 including changes occurred in the three-month period ended March 31, 2016.

11.    Related parties

11.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council recorded in the Company’s statement of income for the period ended March 31, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Board of directors (*)	1	1	-	-	-	-	1	1
Executive officers	5	8	8	5	2	1	15	14
	6	9	8	5	2	1	16	15

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2015, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholders
Casino	-	-	-	-	15	3	13	5	-	-	-	-	(30)	(14)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	-	3	-	-	-	-	(2)	-
Subsidiaries
Novasoc Comercial	-	-	218	382	-	-	-	-	-	-	-	-	1	-
Sé Supermecados	-	-	-	-	-	-	-	-	-	122	-	2	-	5
Sendas Distribuidora	33	55	644	583	28	40	-	-	77	89	67	67	29	26
Barcelona	1	1	197	29	6	6	-	-	-	-	-	-	-	-
Via Varejo	9	3	-	-	-	2	113	146	-	-	-	-	(33)	(36)
VVLOG Logística	-	-	-	-	-	-	2	1	-	-	-	-	-	-
Cnova Comércio Eletrônico	-	-	40	22	-	-	-	-	-	-	-	-	16	-
Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	6
Xantocarpa	-	-	22	15	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	-	-	-	1	1	-	-	-	-	-	-
GPA Logistica	-	-	19	23	16	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	-	6	-	-	2	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	-	4	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	108	108	-	-	-	-	-	-
Others	-	-	-	-	-	-	3	2	-	-	-	-	-	-
Subtotal	43	59	1,140	1,070	66	72	242	266	77	211	67	69	(19)	(14)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Associates
FIC	-	-	14	-	5	7	-	1	-	-	-	-	7	10
Other related parties														-
Management of Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	-	(2)
Greenyellow do Brasil Energia e Serviços Ltda ("Greenyellow")	-	-	-	-	-	-	41	-	-	-	-	-	(5)	-
Others	-	-	1	6	1	1	-	1	-	-	-	-	-	-
Subtotal	-	-	15	6	6	8	41	2	-	-	-	-	2	9
Total	43	59	1,155	1,076	72	80	283	268	77	211	67	69	(17)	(5)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholder
Casino	6	8	16	-	36	23	56	86	-	-	(35)	(15)
Distribution Casino France	23	32	-	-	44	28	-	-	-	-	(34)	-
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	-	2	-	-	(2)	-
Almacenes Exito S.A. (Exito)	-	2	2	-	24	24	-	-	-	-	(4)	(22)
Casino subsidiaries (note 12.3)
Casino Finance International S.A. (Polca Empréstimos) (i)	-	-	-	-	-	-	1,349	364	-	-	(1)	-
C´est chez vous Societé en Nom Collectif	5	7	-	-	38	37	-	-	-	-	(21)	(11)
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	48	43	-	-	-	-	-	(38)
Easydis Societé par Actions Simplifiée	-	2	-	-	1	2	-	39	1	-	-	(2)
Big C Supercenter S.A.	-	-	-	-	84	58	-	-	-	-	(49)	(39)
Franprix-Leader Price Holding AS	8	12	-	-	5	6	-	-	-	-	8	-
Others	-	3	-	-	3	4	-	69	-	-	-	23
Associates
FIC	-	-	25	10	6	9	-	3	-	-	5	13
Other related parties
Casas Bahia Comercial Ltda	-	-	268	291	-	-	-	-	-	-	(67)	(66)
Management Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	(2)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	-	-	(1)	-
Greenyellow do Brasil Energia e Serviços Ltda.	-	-	-	-	-	-	41	-	-	-	(6)	-
Others	-	-	1	8	-	1	-	-	-	-	-	-
Total	42	66	312	309	289	235	1,446	563	1	-	(207)	(159)

12.3 Balances with Casino subsidiaries

(i)   Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2015, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balances at 12.31.2015	1,349	174	1,873	501	(195)	770	367	120	25	4,984
Share of profit(loss) of subsidiaries and associates	23	(1)	3	(2)	(53)	24	23	7	(2)	22
Dividends	-	-	-	-	-	-	-	(10)	-	(10)
Stock option	-	-	1	-	-	1	-	-	-	2
Write-off	-	-	-	-	-	-	-	-	5	5
Other transactions (**)	-	-	4	-	12	-	-	-	-	16
Balances at 3.31.2016	1,372	173	1,881	499	(236)	795	390	117	28	5,019

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)

Balances at 12.31.2014	2,806	1,709	144	1,890	158	507	6	690	286	178	17	8,391
Share of profit(loss) of subsidiaries and associates	4	46	(3)	104	(31)	(3)	(1)	8	21	-	4	149
Stock option	-	-	-	1	-	-	-	-	-	-	-	1
Other transactions (**)	-	-	-	(3)	(5)	-	-	-	-	-	-	(8)
Balances at 3.31.2015	2,810	1,755	141	1,992	122	504	5	698	307	178	21	8,533

(*)    In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the case of Luxco.

(***) Includes the effect of loss on investment in Luxco, in the amount of R$236. The  negative shareholders equity balance of the subsidiary is recorded in liabilities in the balance sheet.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2015	361	20	1	382
Share of profit(loss) of subsidiaries and associates	32	-	-	32
Balances at 3.31.2016	393	20	1	414

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2014	373	21	7	401
Share of profit(loss) of subsidiaries and associates	30	(2)	-	28
Write-off	-	-	(6)	(6)
Exchange rate changes	-	-	(1)	(1)
Balances at 3.31.2015	403	19	-	422

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent Company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2016
Land	1,272	-	-	-	2	1,274
Buildings	1,799	1	(15)	-	(39)	1,746
Leasehold improvements	1,858	3	(38)	(1)	63	1,885
Machinery and equipment	892	37	(35)	(15)	-	879
Facilities	179	3	(5)	(1)	-	176
Furniture and fixtures	375	10	(13)	(2)	-	370
Vehicles	3	-	-	(1)	1	3
Construction in progress	73	85	-	-	(24)	134
Other	50	-	(3)	(2)	(1)	44
Total	6,501	139	(109)	(22)	2	6,511

Finance lease
IT equipment	7	-	(1)	-	(1)	5
Buildings	17	-	-	-	-	17
	24	-	(1)	-	(1)	22
Total	6,525	139	(110)	(22)	1	6,533

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 03.31.2015
Land	1,213	-	-	(7)	5	1,211
Buildings	1,853	1	(15)	-	-	1,839
Leasehold improvements	1,635	2	(32)	(1)	56	1,660
Machinery and equipment	806	66	(36)	(2)	(1)	833
Facilities	161	3	(4)	-	1	161
Furniture and fixtures	312	25	(11)	(1)	-	325
Vehicles	17	2	(1)	-	-	18
Construction in progress	65	55	-	-	(62)	58
Other	38	9	(4)	-	(4)	39
Total	6,100	163	(103)	(11)	(5)	6,144

Finance lease
IT equipment	7	-	(1)	-	-	6
Buildings	18	-	-	-	-	18
	25	-	(1)	-	-	24
Total	6,125	163	(104)	(11)	(5)	6,168

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Acculated depreciation	Net	Cost	Acculated depreciation	Net
Land	1,274	-	1,274	1,272	-	1,272
Buildings	2,697	(951)	1,746	2,759	(960)	1,799
Leasehold improvements	3,020	(1,135)	1,885	3,208	(1,350)	1,858
Machinery and equipment	1,890	(1,011)	879	2,005	(1,113)	892
Facilities	398	(222)	176	410	(231)	179
Furniture and fixtures	816	(446)	370	823	(448)	375
Vehicles	7	(4)	3	10	(7)	3
Construction in progress	134	-	134	73	-	73
Other	109	(65)	44	131	(81)	50
	10,345	(3,834)	6,511	10,691	(4,190)	6,501

Finance lease
IT equipment	37	(32)	5	38	(31)	7
Buildings	34	(17)	17	34	(17)	17
	71	(49)	22	72	(48)	24
Total	10,416	(3,883)	6,533	10,763	(4,238)	6,525

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2015	Additions	Depreciation	Deconsolidation (*)	Write-offs	Transfers	Exchange variation	Balance at 3.31.2016
Land	1,464	-	-	-	-	14	-	1,478
Buildings	2,023	5	(16)	-	-	(33)	-	1,979
Leasehold improvements	3,676	30	(68)	(2)	(11)	87	-	3,712
Machinery and equipment	1,693	61	(71)	(1)	(17)	3	-	1,668
Facilities	424	13	(13)	(4)	(3)	4	(1)	420
Furniture and fixtures	702	24	(23)	-	(2)	1	(1)	701
Vehicles	75	-	(1)	-	(4)	-	-	70
Construction in progress	172	153	-	-	(1)	(75)	-	249
Other	97	6	(6)	-	(2)	1	-	96
Total	10,326	292	(198)	(7)	(40)	2	(2)	10,373

Finance lease
Equipment	13	-	(1)	-	-	-	-	12
IT equipment	31	1	(5)	-	-	-	-	27
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	6
Buildings	21	-	-	-	-	-	-	21
	72	1	(6)	-	-	-	-	67
Total	10,398	293	(204)	(7)	(40)	2	(2)	10,440

(*) See note 1.3

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 03.31.2015
Land	1,449	-	-	(7)	6	-	1,448
Buildings	2,047	11	(16)	-	-	-	2,042
Leasehold improvements	3,182	60	(56)	(2)	103	-	3,287
Machinery and equipment	1,605	119	(74)	(12)	9	-	1,647
Facilities	381	14	(11)	-	7	1	392
Furniture and fixtures	601	45	(22)	(3)	2	1	624
Vehicles	121	3	(3)	(1)	-	-	120
Construction in progress	166	84	-	-	(127)	-	123
Other	73	19	(7)	-	(4)	-	81
Total	9,625	355	(189)	(25)	(4)	2	9,764

Finance lease
Equipment	16	-	(1)	-	(1)	-	14
IT equipment	26	-	(5)	-	1	-	22
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	-	-	-	-	23
	74	-	(6)	-	-	-	68
Total	9,699	355	(195)	(25)	(4)	2	9,832

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,478	-	1,478	1,464	-	1,464
Buildings	2,985	(1,006)	1,979	3,036	(1,013)	2,023
Leasehold improvements	5,353	(1,641)	3,712	5,549	(1,873)	3,676
Machinery and equipment	3,353	(1,685)	1,668	3,471	(1,778)	1,693
Facilities	791	(371)	420	801	(377)	424
Furniture and fixtures	1,338	(637)	701	1,350	(648)	702
Vehicles	103	(33)	70	111	(36)	75
Construction in progress	249	-	249	172	-	172
Other	208	(112)	96	227	(130)	97
	15,858	(5,485)	10,373	16,181	(5,855)	10,326

Finance lease
Equipment	36	(24)	12	36	(23)	13
IT equipment	200	(173)	27	199	(168)	31
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(9)	6
Vehicles	-	-	-	-	-	-
Buildings	43	(22)	21	43	(22)	21
	296	(229)	67	295	(223)	72
Total	16,154	(5,714)	10,440	16,476	(6,078)	10,398

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the three-month period ended  March 31, 2016 were R$3 (R$4 for the three-month period ended March 31, 2015). The rate used to determine the borrowing costs eligible for capitalization was 104.6% of the CDI (104.63 % of the CDI for the period ended March 31, 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

Additions	139	163	293	355
Finance lease	-	-	(1)	-
Capitalized interest	(2)	(2)	(3)	(4)
Property and equipment financing - Additions	(129)	(142)	(199)	(168)
Property and equipment financing - Payments	145	192	194	230
Total	153	211	284	413

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at March 31, 2016, the Company and its subsidiaries recorded in cost of goods sold and services sold the amount of R$11 (R$12 as at March 31, 2015) in parent company and R$31 (R$32 as at March 31, 2015) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no significant discrepancies indicating loss or need to perform a new impairment test on March 31, 2016.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2015, in note 15.

	Parent company
	Balance at 12.31.2015	Additions	Amortization	Write-off	Balance at 3.31.2016
Goodwill - home appliances	179	-	-	-	179
Goodwill - retail	503	-	-	-	503
Commercial rights - retail	46	-	-	-	46
Software and implementation	583	22	(25)	(1)	579
Software - capital leasing	9	79	-	-	88
Total	1,320	101	(25)	(1)	1,395

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 3.31.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rights - retail	43	-	-	43
Software and implementation	579	24	(24)	579
Total	1,195	24	(24)	1,195

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

	179	-	179	179	-	179
Goodwill - home appliances	1,361	(858)	503	1,361	(858)	503
Goodwill - retail	46	-	46	46	-	46
Commercial rights - retail	1,066	(487)	579	1,046	(463)	583
Software and implementation	88	-	88	9	-	9
Software - capital leasing	2,740	(1,345)	1,395	2,641	(1,321)	1,320

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2015	Additions	Amorti-zation	Write-Off	Transfers	Corporate restructuring (*)	Exchange rate changes	Balance at 3.31.2016
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	243	-	-	-	-	-	(11)	232
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	21	-	-	-	-	-	(1)	20
Commercial rights - home appliances	570	-	(1)	-	-	-	-	569
Commercial rights - retail	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Lease agreement – under advantageous condition	70	-	(4)	-	-	-	-	66
Contractual rights	148	-	(7)	-	-	-	-	141
Software	1,193	57	(61)	(19)	43	(15)	(10)	1,188
Softwares capital leasing	89	79	(3)	-	-	-	-	165
Others	66	24	-	-	(46)	1	(2)	43
Total	6,609	160	(76)	(19)	(3)	(14)	(24)	6,633

(*) See note 1.3.3

	Consolidated
	Balance at 12.31.2014	Additions	Amorti-zation	Write-off	Transfers	Exchange rate changes	Balance at 3.31.2015
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	-	22	276
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	-	3	33
Commercial rights - home appliances	574	-	(1)	-	-	-	573
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement – under advantageous condition - NCB	97	-	(6)	-	-	-	91
Contractual Rights	179	-	(8)	-	-	-	171
Software	1,012	73	(51)	(17)	20	14	1,051
Software CL	91	-	(3)	-	-	-	88
Other	47	27	-	(1)	(19)	4	58
Total	6,495	100	(69)	(18)	1	43	6,552

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	920	-	920	920	-	920
Goodwill - retail (note 15.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	232	-	232	243	-	243
Brand - cash and carry (note 15.2)	39	-	39	39	-	39
Brand - home appliances (note 15.2)	2,061	-	2,061	2,061		2,061
Brand - e-commerce (note 15.2)	16	4	20	21	-	21
Commercial rights - home appliances	636	(67)	569	637	(67)	570
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(34)	-	35	(35)	-
Lease agreement under advantageous condition - NCB	293	(227)	66	290	(220)	70
Contractual Rights	187	(46)	141	187	(39)	148
Software	2,032	(844)	1,188	2,007	(814)	1,193
Software capital leasing	200	(35)	165	122	(33)	89
Other	58	(15)	43	81	(15)	66
Total	9,007	(2,374)	6,633	8,942	(2,333)	6,609

15.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2015 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2015 released on February 24, 2016.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no significant discrepancies indicating loss or need to perform a new impairment test on March 31, 2016.

15.2.Additions to intangible assets

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Additions	101	24	160	100
Finance lease	(79)	-	(79)	-
Intangible assets financing - Additions	-	(3)	-	(3)
Intangible assets financing - Payments	2	6	2	6
Total	24	27	83	103

16.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2015, in note 16.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Product suppliers	2,856	4,446	10,372	15,589
Service suppliers	137	142	1,070	750
Rebates	(335)	(485)	(595)	(854)
	2,658	4,103	10,847	15,485

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for  2015, in note 17.

17.1.Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Current
Debentures and promissory note
Debentures, net (note 17.4)		5	38	5	38
Promissory note, net		517	-	517	-
		522	38	522	38
Borrowings and financing
Local currency
BNDES	TJLP(*) + 3.60 per year	62	82	62	82
BNDES	3.46% per year	7	9	14	16
IBM	CDI(**) - 0.71% per year	-	-	28	27
Working capital	108.21% of CDI	782	111	989	111
Working capital	14.60% per year	-	-	2,294	2,308
Working capital	TR(***) + 9.98% per year	2	1	7	5
Sale of receivables	109% of CDI	-	-	5	4
Finance lease (note 23)		36	30	52	44
Borrowing cost		(2)	(1)	(1)	(2)
		887	232	3,450	2,595
Foreign currency
Working capital	USD + 2.49% per year	1,207	857	2,281	1,656
Swap contracts (note 17.7)	104.50% of CDI	(201)	(299)	(248)	(475)
		1,006	558	2,033	1,181
Total current		2,415	828	6,005	3,814

		Parent Company		Consolidated
Noncurrent	Weighted average rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Debentures and promissory note
Debentures, net (note 17.4)		898	897	898	897

Borrowings and financing
Local currency
BNDES	TJLP(*) + 3.60 per year	-	-	-	-
BNDES	2.70% per year	8	9	48	51
IBM	CDI - 0.71% per year	-	-	56	68
Working capital	14.63% per year	-	-	172	167
Working capital	104.93% of CDI	239	980	239	1,131
Working capital	TR + 9.98 % per year	21	20	127	126
Finance lease (note 23)		175	117	276	220
Swap contracts (note 17.7)	101.40% of CDI	-	-	(1)	2
Borrowing cost		(3)	(3)	(7)	(7)
		440	1,123	910	1,758
Foreign currency
Working capital (i)	USD + 2.14% per year	1,066	1,443	1,349	1,756
Swap contracts (note 17.7)	101.6% of CDI	(3)	(186)	(37)	(247)
		1,063	1,257	1,312	1,509
Total noncurrent		2,401	3,277	3,120	4,164
Total loans and borrowings		4,816	4,105	9,125	7,978

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions - working capital	900	2,409
Additions - finance lease	79	80
Accrued interest	99	208
Accrued swap	282	455
Mark-to-market	(27)	(35)
Monetary and exchange rate changes	(237)	(379)
Borrowing cost	1	1
Interest paid	(110)	(197)
Payments	(305)	(1,409)
Swap paid	29	14
At March 31, 2016	4,816	9,125

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions	215	1,571
Accrued interest	136	245
Accrued swap	(178)	(211)
Mark-to-market	1	1
Monetary and exchange rate changes	199	236
Borrowing cost	1	1
Interest paid	(103)	(235)
Payments	(296)	(1,955)
Swap paid	(19)	(19)
At March 31, 2015	5,482	9,362

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2017	1,460	1,920
2018	817	880
2019	48	96
After 2020	80	233
Subtotal	2,405	3,129

Borrowing costs	(4)	(9)
Total	2,401	3,120

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

16.1.     Debentures and promissory note

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures and promissory note	Issue	Maturity	Annual financial charges	Unit price	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Parent Company
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	906	939	906	939
1st issue - promissory note - CBD	No preference	500,000	10	1/8/16	7/6/16	1.49% p.a	50,000	518	-	518	-

Borrowing cost								(4)	(4)	(4)	(4)
Parent Company/Consolidated - current and noncurrent								1,420	935	1,420	935
Current liabilities								522	38	522	38
Noncurrent liabilities								898	897	898	897

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures – continued

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At March 31, 2016, GPA complied with these ratios.

17.5.     Borrowings in foreign currencies

On March 31, 2016 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

For a part of the transactions, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At March 31, 2016, GPA complied with these ratios.

17.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

17.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2016 was 13.73% (11.26% in 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2015, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,510	2,247	4,448	11,015
Trade receivables and other receivables	395	587	6,405	4,299
Related parties - assets (*)	1,155	1,076	312	309
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities (*)	(283)	(268)	(1,446)	(563)
Trade payables	(2,658)	(4,103)	(10,847)	(15,485)
Financing for purchase of assets	(41)	(104)	(74)	(117)
Acquisition of non-controlling interest	-	-	(107)	(104)
Debentures	(1,420)	(935)	(1,420)	(935)
Borrowings and financing	(1,305)	(1,355)	(4,228)	(4,222)
Suppliers - structured program	-	-	(350)	(1,055)
Fair value through profit or loss
Loans and financing, including derivatives	(2,091)	(1,815)	(3,477)	(2,821)
Net exposure	(4,738)	(4,670)	(10,784)	(9,679)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.       Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended March 31, 2016.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Cash and cash equivalents	1,510	2,247	4,448	11,015
Suppliers – structured program(**)	-	-	(350)	(1,055)
Borrowings and financing	(4,816)	(4,105)	(9,125)	(7,978)
Other liabilities with related parties (note 12.2) (*)	-	-	(1,349)	(364)

 (*) Represents loans of CDiscount with Casino Finance International S.A. (“Polca”).

(**)Suppliers – structured program refers to financial liabilities with suppliers which due dates were extended during three-month period ended March 31, 2016 and year 2015. Due to characteristics of commercial negotiations between suppliers and the Company, these financial liabilities were included in programs with banks, utilizing Company’s credit lines, with implied financial cost of 112% of CDI. The Company understands that this transaction has specific nature and classifies separately from the caption Suppliers – structured program.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at March 31, 2016.

18.1.1 Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,192	1,424	20	3,636
Debentures and promissory note	667	1,159	-	1,826
Derivatives	21	118	2	141
Finance lease	52	191	149	392
Trade payables	2,658	-	-	2,658
Total	5,590	2,892	171	8,653

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

18.1.2 Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	5,943	2,064	124	8,131
Debentures and promissory note	667	1,159	-	1,826
Derivatives	77	101	13	191
Finance lease	81	292	193	566
Trade payables	10,847	-	-	10,847
Suppliers - structured program	350	-	-	350
Acquisition of noncontrolling interest	79	28	-	107
Sale of receivables	5		-	5
Total	18,049	3,644	330	22,023

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		3.31.2016	12.31.2015	3.31.2016	12.31.2015
Fair value hedge
Purpose of hedge (debt)		3,419	2,760	3,762	3,512

Long position (buy)
Prefixed rate	TR+9.98% per year	130	131	130	131
US$ + fixed	2.36% per year	3,070	2,629	3,442	3,427
EUR + fixed	1.60% per year	220	-	205	-
		3,420	2,760	3,777	3,558
Short position (sell)
	103.37% per year	(3,420)	(2,760)	(3,492)	(2,838)
Net hedge position		-	-	285	720

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(vi)    Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the three-month period ended March 31, 2016 are recorded in financial income (expenses), net and the balance receivable at fair value is R$284(R$720 as at December 31, 2015), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the three-month period ended March 31, 2016 were a gain of R$34  (gain of R$208 as at March 31, 2015).

18.2.   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange rate weighted was R$3.91 on the due date, and the interest rate weighted was 14.53% per year. The sources used were the same as those of the annual financial statements for 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - continued

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 3.31.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.40% of CDI	(129)	(192)	(199)	(204)
Fair value hedge (exchange rate)	103.37% of CDI	(3,363)	(4,468)	(4,558)	(4,646)
Debentures	107% of CDI	(906)	(1,040)	(1,073)	(1,107)
Promissory note	CDI + 1.49%	(518)	(592)	(610)	(629)
Bank loans - CBD	106.97% of CDI	(1,021)	(1,172)	(1,210)	(1,248)
Leases	100.19% of CDI	(85)	(97)	(100)	(103)
Leases	95.31% of CDI	(97)	(110)	(113)	(116)
Bank loans- Via Varejo	CDI - 0.71%	(84)	(96)	(99)	(102)
Bank loans - Barcelona	108% of CDI	(157)	(180)	(186)	(192)
Total borrowings and financing exposure		(6,360)	(7,947)	(8,148)	(8,347)

Cash and cash equivalents (*)	102.22% of CDI	4,089	4,673	4,819	4,965
Net exposure		(2,271)	(3,274)	(3,329)	(3,382)
Net effect - loss			(1,003)	(1,058)	(1,111)
(*) weighted average

The Company has a net exposure (between trade payables and financial investments abroad) of US$ 14 million and €11 million, besides investments in foreign entities amounting to €3 million. Management did not apply the sensibility tests related to exchange exposure since the amounts were considered not relevant.

In addition, Company has a borrowing balance of R$ 1,349 with Casino’s group company Polca, yields EONIA + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate and, therefore, with no sensibility analysis required for this exposure.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 3.31.2016	Fair value at 3.31.2016	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	284	284	level 2
Interest rate swaps	1	1	level 2
Borrowings and financing (fair value)	(3,762)	(3,762)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,648)	(5,551)	level 2
Total	(9,125)	(9,028)

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2016.

•       Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Exchange swaps
registered with CETIP
(US$ x CDI)
	Tokyo Bank	US$ 75	1/14/2014	1/10/2017	83	110	84	113
	JP Morgan Bank	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	53	70	52	69
	Citibank	US$ 85	11/21/2014	11/21/2016	80	109	82	112
	Tokyo Bank	US$ 75	1/2/2015	12/29/2016	68	94	69	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	66	100	69	102
	Bradesco	US$ 100	4/27/2015	4/27/2016	22	66	24	76
	Citibank	US$ 50	4/10/2015	4/10/2017	20	38	21	37
	Citibank	US$ 30	4/14/2015	4/17/2017	12	22	13	22
	Bank of America	US$ 40	9/14/2015	9/14/2017	(14)	26	(10)	26
	Tokyo Bank	US$ 50	7/31/2015	7/31/2017	9	(1)	8	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(24)	(7)	(15)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(23)	(13)	(13)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(26)	(3)	(19)	(1)
	Bradesco	US$ 50	3/3/2016	06/032017	(21)	-	(15)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(29)	-	(19)	-
	Bradesco	US$ 50	2/1/2016	10/28/2016	(28)	-	(24)	-
	Santander	US$ 47	2/22/2016	2/16/2017	(25)	-	(22)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	-	(1)
					224	693	285	720

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2015, in note 19.

19.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

PIS and COFINS	25	16	525	396
Provision for income tax and social contribution	-	3	13	52
ICMS	26	27	159	154
Others	-	9	153	148
	51	55	850	750

Taxes payable in installments - Law 11,941/09	637	644	637	644
Others	7	8	8	8
	644	652	645	652

Current	132	135	932	830
Noncurrent	563	572	563	572

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities will occur as follows:

In	Parent Company and Consolidated
2017	61
2018	78
2019	77
2020	77
After 2021	270
Total	563

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2015, in note 20.

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

Profit before income tax and social contribution	(88)	208	(182)	405
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	23	(52)	56	(118)
Deferred income tax over carrying amount not recognized	-	-	(81)	(27)
Tax penalties	-	(2)	-	(2)
Share of profit of subsidiaries and associates	5	37	11	8
Effect of tax rates in foreign entities	-	-	5	-
Other permanent differences (nondeductible)	1	1	12	(14)
Effective income tax and social contribution	29	(16)	3	(153)

Income tax and social contribution for the period:
Current	6	-	(24)	(96)
Deferred	23	(16)	27	(57)
Deferred income tax and social contribution expense	29	(16)	3	(153)
Effective rate	-32.95%	7.69%	-1.65%	37.78%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

20.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Tax losses	12	-	313	331
Provision for risks	151	141	365	344
Provision for derivative transactions taxed on a cash basis	(87)	(107)	(81)	(100)
Estimated loss on doubtful accounts	2	1	108	106
Provision for current expenses	9	5	82	68
Goodwill tax amortization	(15)	(10)	(617)	(595)
Present value adjustment	1	1	(4)	(12)
Lease adjustment	8	5	(50)	(48)
Mark-to-market adjustment	(8)	(2)	(9)	(2)
Fair value of assets acquired in business combination	-	-	(788)	(790)
Technological innovation – future realization	(18)	(18)	(18)	(18)
Depreciation of fixed assets as per tax rates	(43)	(25)	(42)	(20)
Provision of Morzan arbitration	50	50	50	50
Other	11	9	85	66
Deferred income tax and social contribution	73	50	(606)	(620)

Noncurrent assets	73	50	542	564
Noncurrent liabilities	-	-	(1,148)	(1,184)
Income tax and social contribution	73	50	(606)	(620)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
2016	34	234
2017	26	90
2018	13	94
2019	-	61
2020	-	43
After 2021	-	20
	73	542

20.3.   Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
At the beginning of the period	50	56	(620)	(642)
Expense for the period	23	(16)	27	(57)
Exchange rate changes	-	-	(6)	11
Other	-	(1)	(7)	12
At the end of the period	73	39	(606)	(676)

21.    Accounts payable related tp acquisition of companies

	Consolidated
	3.31.2016	12.31.2015

Interest acquisition in Assaí	7	7
Interest acquisition in Sendas	73	69
Interest acquisition in Cdiscount Colombia S.A.S	27	28
	107	104

Current liabilities	80	76
Noncurrent liabilities	27	28

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	63	187	152	71	17	490
Additions	5	2	12	8	6	33
Payments	-	-	(8)	(2)	(3)	(13)
Reversals	-	(3)	(1)	(8)	(3)	(15)
Inflation adjustment	3	8	4	4	1	20
Balance at March 31, 2016	71	194	159	73	18	515

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	40	190	168	72	13	483
Additions	-	1	5	6	1	13
Payments	-	-	(4)	-	(1)	(5)
Reversals	-	(10)	-	(13)	-	(23)
Inflation adjustment	1	6	4	4	1	16
Balance at March 31, 2015	41	187	173	69	14	484

22.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396

Additions	4	4	88	61	13	170
Payments	-	-	(35)	(29)	(6)	(70)
Reversals	(4)	(12)	(34)	(44)	(7)	(101)
Inflation adjustment	4	11	15	11	2	43
Exchange rate changes	-	-	-	(1)	-	(1)
Balance at March 31, 2016	107	417	631	246	36	1,437

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	3	4	52	62	4	125
Payments	-	-	(39)	(26)	(1)	(66)
Reversals	-	(11)	(7)	(53)	(2)	(73)
Inflation adjustment	2	8	14	12	2	38
Exchange rate changes	-	2	-	-	-	2
Balance at March 31, 2015	84	513	541	196	36	1,370

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at March 31, 2016 is R$ 107 (R$ 103 as at December 31, 2015).

22.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; (v) arguing about ICMS rates over energy expenses in the Rio de Janeiro State; and (vi) other less relevant issues.

The amount accrued for these matters as at March 31, 2016 is R$125 (R$121 as at December 31, 2015).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 132 as at March 31, 2016 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.3.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at March 31, 2016 is R$65 (R$62 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.4.      Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at March 31, 2016 the contingent tax liabilities amount to R$10 (R$13 as at December 31, 2015).

22.3.5.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at March 31, 2016, the recorded amount related to contingent tax liabilities is R$85 (R$84 as at December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.6.      Others contingent tax liabilities - Bartira

During the three-month period ended March 31, 2016, the Company reversed almost the totality contingent liabilities related to Bartira PPA, occurred in 2013. The amounts reversed comprise R$6 of tax and R$11 of labor contingencies, totaling R$17. The remaining amount for three-month period ended March 31, 2016 is R$1(R$18 at December 31, 2015).

22.4.      Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2016, the Company recorded a provision amount R$631 (R$597 as at December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“The Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.      Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.5 Civil and others - continued

Among these lawsuits, we point out the following:

•The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at March 31, 2016, the amount accrued for these lawsuits is R$96 (R$45 as at December 31, 2015), for which there are no escrow deposits.

•       Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On March 31, 2016 the amounting of this provision is R$ 36 (R$34 on December 31,2015)

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$63 as at March 31, 2016 (R$64 as at December 31, 2015).

Total civil lawsuits and others as at March 31, 2016 amount to R$282 (R$282 as at December 31, 2015).

22.6. Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$13,035 as at March 31, 2016 (R$12,717 as at December 31, 2015), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$414 as at March 31, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$2,116 as at March 31, 2016 (R$2,056 as at December 31, 2015).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders in relation to years 2007-2013. The amount involved (and included in the paragraph above) is R$1,071 as at March 31, 2016 (R$ 1,046 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.6. Other non-accrued contingent liabilities – Continued

Mandala goodwill: tax assessment related to the goodwill tax deduction in the years of 2012 and 2013, originated by the acquisition of Ponto Frio occurred in the year of 2009. The restated amount of the assessment notice correspond to R$73 of income tax and social contribution(R$72 in December 31, 2015).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,288 as at March 31, 2016 (R$2,270 as at December 31, 2015).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,975 as at March 31, 2016 (R$6,765 as at December 31, 2015), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$434 as at March 31, 2016 (R$387 as at December 31, 2015), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$808 as at March 31, 2016 (R$829 as at December 31, 2015).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at March 31, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$109 (R$100 as at December 31,2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has registered in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Tax	106	101	214	210
Labor	330	329	776	711
Civil and other	20	18	42	44
Regulatory	11	11	35	34
Total	467	459	1,067	999

22.8. Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	858	-	8,282	9,140
Labor	6	2	28	36
Civil and other	-	-	270	270
Regulatory	9	-	9	18
Total	873	2	8,589	9,464

The cost of guarantees is approximately 1.01% of the amount of the lawsuits and is recorded as expense by the passage of time.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)     Non-cancelable minimum payments

Consolidated
3.31.2016

Minimum rental payment:
Up to 1 year	60
1 to 5 years	239
Over 5 years	382
681

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)    Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	3.31.2016	3.31.2016
Minimum rental payments
Minimum payments on the termination date	260	773
	260	773

(iii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Contingent payments	96	89	170	164
Non contingent payments	45	43	244	254
Sublease rentals (*)	(34)	(28)	(42)	(37)

 (*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$328 as at March 31, 2016 (R$264 as at December 31, 2015), as shown in the table below:

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Financial lease liability–minimum rental payments:
Up to 1 year	36	30	52	44
1 - 5 years	150	91	217	157
Over 5 years	25	26	59	63
Present value of finance lease agreements	211	147	328	264

Future financing charges	181	179	238	238
Gross amount of finance lease agreements	392	326	566	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2015, in note 24.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Additional or extended warranties	40	42	754	777
Bradesco agreement	-	-	672	699
Swap agreement	-	-	77	65
Services rendering agreement - Allpark	16	16	16	16
Back lights	-	-	28	36
Spread BCA - Customers base exclusivity (5 years)	-	-	4	6
Tax credit research	-	-	4	5
Others	1	2	42	39
	57	60	1,597	1,643

Current	27	28	426	420
Noncurrent	30	32	1,171	1,223

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2015, in note 25.

25.1.   Capital stock

The subscribed and paid-up capital as at March 31, 2016 is represented by 265,712 (265,702 as at December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at March 31,2016 (99,680 as at December 31, 2015) and 166,032 in thousands of preferred shares as at March 31, 2016 (166,022 as at December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016 were approved capital increases by R$0,346 (R$1 on March 31, 2015) through  the issue of 10 (in thousands of shares) preferred shares(32 on March 31,2015).

25.2.   Stock option plan for preferred shares

Option plan

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at March 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(489)	(36)	1
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(176)	(39)	143
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(176)	(39)	143
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(17)	(56)	167
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(67)	162
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(19)	313
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(26)	312
						2,920	(1,364)	(318)	1,238

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

At March 31, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$49.85 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	3.31.2016	12.31.2015

Number of shares	265,712	265,702
Balance of granted series in effect	1,238	1,267
Maximum percentage of dilution	0.47%	0.48%

The expectation of remaining average life of the series outstanding at March 31, 2016 was 1.53 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at March 31, 2016 was R$67.31 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38,64
Cancelled during the year	(117)	45,53
Exercised during the year	(418)	32,62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At March 31, 2016
Cancelled during the period	(19)	42.68
Exercised during the period	(10)	33.69
Outstanding at the end of the period	1,238	39.57	1.53	23,862
Total to be exercised at March 31, 2016	1,238	39.57	1.53	23,862

As at March 31, 2016 there were options to be exercised in Series A6.

The amounts recorded in the Consolidated statement of income, as at March 31, 2016 were R$4 (R$3 as at March 31, 2015).

25.3.   Cumulative other comprehensive income

Cumulative Translation Reserve corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary Cdiscount. The effect in the Parent Company was R$16 and R$57 for non-controlling interests.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Gross sales
Goods	6,317	6,010	19,239	18,887
Services rendered	65	63	836	534
Financial services	-		338	365
Sales returns and cancellations	(137)	(104)	(373)	(586)
	6,245	5,969	20,040	19,200
Taxes	(493)	(455)	(2,286)	(1,963)
		-		-
Net sales	5,752	5,514	17,754	17,237

27.    Expenses by nature

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

Cost of inventories	(4,097)	(3,881)	(13,240)	(12,647)
Personnel expenses	(693)	(645)	(1,834)	(1,702)
Outsourced services	(69)	(79)	(745)	(549)
Functional expenses	(398)	(321)	(799)	(698)
Selling expenses	(171)	(160)	(554)	(543)
Other expenses	(89)	(58)	(161)	(141)
	(5,517)	(5,144)	(17,333)	(16,280)

Cost of goods and services sold	(4,289)	(4,072)	(13,881)	(13,105)
Selling expenses	(1,094)	(943)	(2,964)	(2,716)
General and administrative expenses	(134)	(129)	(488)	(459)
	(5,517)	(5,144)	(17,333)	(16,280)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Disposal of fixed assets results	(20)	(3)	(46)	(15)
Selling of subsidiaries - Cdiscount (note 1.3)	-	-	94	-
Expenses Cnova's investigation (note 1.2)	(1)	-	(42)	-
Integration/restructuring expenses (a)	(11)	(9)	(55)	(24)
Effects on Indemnified amounts to Via Varejo and CB and association costs (b)	(20)	(22)	(9)	(22)
Others	-	8	(10)	(7)
	(52)	(26)	(68)	(68)

a)             Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2015 and 2016, and represent an important change in the departments’ structure.

b)            In 2015 and 2016, expenses incurred related to contingencies amounts referring to prior periods of the association with CB.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

29.    Financial income (expenses), net

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Finance expenses:
Cost of debt	(135)	(159)	(280)	(287)
Cost of sales of receivables	(20)	(15)	(128)	(91)
Monetary loss	(34)	(34)	(65)	(60)
Other finance expenses	(19)	(32)	(38)	(59)
Total financial expenses	(208)	(240)	(511)	(497)

Financial income:
Income from cash and cash equivalents	10	31	94	105
Monetary gain	30	40	99	87
Other financial income	-	1	1	24
Total financial income	40	72	194	216

Total	(168)	(168)	(317)	(281)

The hedge effects in the years ended March 31, 2016 and  March 31, 2015 are disclosed in Note 18.

30.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2015, in note 30.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	3.31.2016			3.31.2015
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Net income (loss) allocated to common and preferred shareholders	(37)	(22)	(59)	124	68	192
	(37)	(22)	(59)	124	68	192

Basic denominator (thousands of shares)
Weighted average of shares	166	100	266	165	100	265

Basic earnings per thousands of shares (R$)	(0.22227)	(0.22227)		0.74955	0.68141

Diluted numerator
Net income (loss) allocated to common and preferred shareholders	(37)	(22)	(59)	124	68	192
	(37)	(22)	(59)	124	68	192

Diluted denominator
Weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted earnings per thousands of shares (R$)	(0.22227)	(0.22227)		0.74765	0.68099

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

The information on benefit plan was presented in the annual financial statements for 2015, in note 31.

31.1.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the three-month period ended March 31, 2016 is R$1 (R$1 as at March 31, 2015), and employees contribution is R$1 (R$1 as at March 31, 2015). The plan had 850 participants as at March 31, 2015 (904 as at March 31, 2015).

32.    Insurance coverage

The insurance coverage as at March 31, 2016 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	9,250	23,508
Profit	Loss of profits	4,483	8,632
Vehicles and others (*)	Damages	448	787

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$384.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

The information on segments was presented in the annual financial statements for 2015, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at March 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations (*)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	6,740	6,605	3,148	2,312	4,704	5,388	3,178	2,949	17,770	17,254	(16)	(17)	17,754	17,237
Gross profit	1,755	1,786	429	314	1,433	1,778	258	254	3,875	4,132	(2)	-	3,873	4,132
Depreciation and amortization	(145)	(143)	(30)	(22)	(44)	(42)	(31)	(24)	(250)	(231)	-	-	(250)	(231)
Share of profit of subsidiaries and associates	23	21	-	-	9	7	-	-	32	28	-	-	32	28
Operating income	98	284	68	46	103	491	(134)	(135)	135	686	-	-	135	686
Finance costs	(220)	(253)	(28)	(24)	(152)	(154)	(115)	(74)	(515)	(505)	4	8	(511)	(497)
Finance income	55	103	10	3	115	66	18	52	198	224	(4)	(8)	194	216
Profit(loss) before income tax and social contribution	(67)	134	50	25	66	403	(231)	(157)	(182)	405	-	-	(182)	405
Income tax and social contribution	24	(32)	(17)	(9)	(18)	(134)	14	22	3	(153)	-	-	3	(153)
Net income(loss)	(43)	102	33	16	48	269	(217)	(135)	(179)	252	-	-	(179)	252

Current assets	6,229	7,394	1,781	2,187	9,293	10,491	3,819	4,926	21,122	24,998	(9)	-	21,113	24,998
Noncurrent assets	13,999	13,934	1,956	1,868	5,814	5,806	1,237	1,268	23,006	22,876	(355)	(372)	22,651	22,504
Current liabilities	6,582	6,910	2,367	2,409	8,265	9,463	5,839	6,820	23,053	25,602	(364)	(372)	22,689	25,230
Noncurrent liabilities	4,872	5,766	223	372	2,308	2,350	114	128	7,517	8,616	-	-	7,517	8,616
Shareholders' equity	8,774	8,652	1,147	1,274	4,534	4,484	(897)	(754)	13,558	13,656	-	-	13,558	13,656

 (*) The eliminations are composed by intercompany balances.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net operating revenue	6,740	6,605	3,148	2,312	4,704	5,388	1,157	1,607	2,021	1,342	17,770	17,254	(16)	(17)	17,754	17,237

Current assets	6,229	7,394	1,781	2,187	9,293	10,491	1,314	2,330	2,505	2,596	21,122	24,998	(9)	-	21,113	24,998
Noncurrent assets	13,999	13,934	1,956	1,868	5,814	5,806	526	502	711	766	23,006	22,876	(355)	(372)	22,651	22,504
Current liabilities	6,582	6,910	2,367	2,409	8,265	9,463	2,731	3,480	3,108	3,340	23,053	25,602	(364)	(372)	22,689	25,230
Noncurrent liabilities	4,872	5,766	223	372	2,308	2,350	26	25	88	103	7,517	8,616	-	-	7,517	8,616
Shareholders' equity	8,774	8,652	1,147	1,274	4,534	4,484	(917)	(673)	20	(81)	13,558	13,656	-	-	13,558	13,656

(*) The eliminations consist of intercompany balances

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	3.31.2016	3.31.2015

Food	55.6%	52.0%
Nonfood	44.4%	48.0%
Total sales	100.0%	100.0%

As at March 31, 2016, capital expenditures were as follows:

	3.31.2016	3.31.2015

Food	321	368
Nonfood	46	148
Total capital expenditures	367	516

34.    Events after report period

34.1.Dividends of 2015

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved management proposal of dividends payment related to the year ended December 31, 2015 in the amount of R$ 119, including anticipated dividends already declared. The amount correspond to R$0.4227404801 for a common share and R$0.4650142281 for preferred share.

Except by anticipated dividends paid during 2015, Company will pay in 60 days after April 27, 2016, AGOE’s base date, the amount of R$4 corresponding to remaining dividends of the year 2015. The amount correspond to R$0.013703 for a common share and R$0.015073 for a preferred share. All the shares shall be entitled to dividends on April 27, 2016. As of April 28, 2016 the shares will be negotiated “ex-rights” to the dividends payment date.

34.2.Corporate restructuring

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved the merger of Sendas Distribuidora net assets. The steps for the transactions were  preceded by : (i) Repurchase of Barcelona shares belonged to Novasoc (as per note 1.3.1); (ii) At the same date, the merger of Barcelona net assets by Sendas Distribuidora, being Barcelona, consequently extinct and (iii) Spin-off of a part of Sendas Distribuidora net assets, also approved at same date and same entity.

The restructuring goal is to improve corporate structure and will be settled with these entities balances on April 30, 2016 with no impacts in consolidated interim financial information of the Company.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

Shareholding at 3/31/2016

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	94,019,178	94.32%	-	0.00%	94,019,178	35.38%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
CASINO GUICHARD PERRACHON *	1	0.00%	-	0.00%	1	0.00%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	5,600,050	5.62%	-	0.00%	5,600,050	2.11%
Oppenheimer Funds. Inc.*	-	0.00%	13423473	8.08%	13,423,473	5.05%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
Geant International BV*	-	0.00%	128,695	0.08%	128,695	0.05%
COFIDOL SAS *	-	0.00%	8,907,123	5.36%	8,907,123	3.35%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Othera	60,621	0.06%	142,461,227	85.80%	142,521,848	53.64%
TOTAL	99,679,851	100.00%	166,032,119	100.00%	265,711,970	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 3/31/2016 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO*	1	0.00%	-	0.00%	1	0.00%
SEGISOR*	209,123,407	97.12%	-	0.00%	209,123,407	97%
BENGAL LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
OREGON LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
PINCHER LLC*	1,961,612	0.91%	-	0.00%	1,961,612	0.91%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	215,323,345	100.00%	-	0.00%	215,323,345	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
Quotaholder	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares	%	Preferref Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 3/31/2016 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.93%	-	0.00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	-	0.00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	28,808,514	6.44%	-	0.00%	28,808,514	6.44%
Fondo de Pensiones Obligatorias Protección	20,346,048	4.55%	-	0.00%	20,346,048	4.55%
Oppenheimer Developing Markets Fund	15,671,455	3.50%	-	0.00%	15,671,455	3.50%
EXITO ADR Program	13,547,822	3.03%	-	0.00%	13,547,822	3.03%
Bergsaar B.V.	12,130,244	2.71%	-	0.00%	12,130,244	2.71%
Fondo de Pensiones Obligatorias Colfondos Moderado	7,887,704	1.76%	-	0.00%	7,887,704	1.76%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7,558,552	1.69%	-	0.00%	7,558,552	1.69%
Colombiana de Comercio S.A.	5,872,564	1.31%	-	0.00%	5,872,564	1.31%
Inversiones Pinamar S.A.	4,931,735	1.10%	-	0.00%	4,931,735	1.10%
Moreno Barbosa Jaime	4,250,000	0.95%	-	0.00%	4,250,000	0.95%
Fondo Bursatil Ishares COLCAP	4,044,991	0.90%	-	0.00%	4,044,991	0.90%
Vanguard Emerging Markerts Stock Index Fund	3,497,983	0.78%	-	0.00%	3,497,983	0.78%
Platinu7M International Brands Fund	3,323,481	0.74%	-	0.00%	3,323,481	0.74%
Nat. Westminster Bank Plc As Depo For 1St Ste Glob	3,314,440	0.74%	-	0.00%	3,314,440	0.74%
Fondo De Pensiones Obligatorias Skandia S.A.	3,180,207	0.71%	-	0.00%	3,180,207	0.71%
Vanguard Total International Stock Index Fund	2,357,149	0.53%	-	0.00%	2,357,149	0.53%
Fondo Bursatil Horizons Colombia Select De S&P	1,717,971	0.38%	-	0.00%	1,717,971	0.38%
Lloyd George Invetment Company Plc	1,460,921	0.33%	-	0.00%	1,460,921	0.33%
Others Shareholders	68,287,315	15.26%	-	0.00%	68,287,315	15.26%
TOTAL	447,604,316	100.00%	-	0.00%	447,604,316	100.00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2016					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.21%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,884,700	93.89%	155,945,321	58.69%

Total	99,679,851	100.00%	166,032,119	100.00%	265,711,970	100.00%

Outstanding Shares	99,679,851	100.00%	165,799,533	99.86%	265,479,384	99.91%

					Shareholding at 12/31/2015 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2015
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.27%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	17,440	0.01%	17,440	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,497,502	93.88%	155,558,123	58.63%

Total	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%

Outstanding Shares	99,679,851	100.00%	165,402,663	99.86%	265,082,514	99.91%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.